March 17, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Ms. Celeste M. Murphy

Office of Mergers and Acquisitions

450 Fifth Street, NW. – Mail Stop 4-6

Washington, DC. 20549-0406

Re: MAI Systems Corporation –Schedule 13E-3/A File No. 5-38111, filed January 31, 2005; Schedule 14C/A - File No. 1-09158, filed January 31, 2005; Form 10-Q/A for the Quarter Ended September 30, 2004 - File No. 1-09158

Dear Ms. Murphy:

Pursuant to your letter of March 1, 2005, we are responding on behalf of MAI Systems Corporation (“MAI” or the “Company”) to your specific comments and questions. Our responses follow in the order they were raised in your letter. We have also enclosed various exhibits to this letter which provide the supporting details as requested.

General

1.               We note your response to our prior comment no. 3. It appears that the disclosure required pursuant to Instruction C of Schedule 13E-3 with respect to Canyon Capital and Orchard Capital is missing. Please provide the necessary disclosure with respect to the partners/members and natural persons, of Canyon Capital and Orchard Capital.

Company Response to Staff Comment No. 1.  We have amended the Schedule 13E-3 to make the requested disclosures about Orchard Capital.  Regarding Canyon Capital, their counsel, Sidley, Austin, Brown and Wood, has submitted a supplemental letter dated March 10, 2005 setting forth the reasons why they believe Canyon Capital should not be considered a ‘filing person.’  Their letter is set forth in Appendix B to our letter.  We understand that the Staff has accepted the positions of counsel for Canyon Capital, and therefore, have deleted Canyon Capital as a filing person in Amendment No. 2 to our Schedule 13E-3.

[Reference: the responsive text is found in Amendment No. 2 to Schedule 13E-3].

2.               We note your response to our prior comment no. 4 that the investor group’s other purchases during the past year were undertaken to cure a debt default and to improve your working capital position in exchange for the investor group obtaining voting control of the company. Further, you responded that these transactions did not have a purpose or reasonable likelihood of achieving the objectives under Rule 13e-3(a)(3)(ii). However, the fact that the first step in a series of transactions did not in and of itself have a reasonable likelihood of causing one of the effects listed in Rule 13e-3(a)(3)(ii) is not dispositive of whether the series of transactions, taken as a whole, had such effect. We note, however, that on page 28 of your definitive proxy statement filed August 25, 2004 you disclosed management’s intent to investigate the costs and benefits of a going-private transaction. The disclosure also indicates that preliminary findings were in hand at the time. In light of your intent to consider a going-private transaction and the fact that these transactions would facilitate going private, and that HIS Holding includes members of your board and management, please explain to us why the purchase/conversion of shares by the investor group was not the first of a series of transactions that had the purpose of producing any of the effects under Rule 13e-3(a)(3)(ii).

Company Response to Staff Comment No. 2.  Question and Answer No. 4 of Release No. 34-17719 (“Q&A No. 4”) indicates that “a transaction effected with a view to increasing the probability of success or reducing the aggregate expense of, or otherwise facilitating, the result sought to be achieved would be part of a series of transactions constituting a Rule 13e-3 transaction (emphasis added).” The purchase/conversion of shares by the investor group in the management equity/conversion transaction described in the proxy statement was not effected with a view to increasing the probability of success or reducing the aggregate expense of or otherwise facilitating either of the effects described in Rule 13e-3(a)(ii) (i.e., a reduction in the number of shareholders or the termination of quotation on an inter-dealer quotation system). Rather, the transaction was undertaken with a view to solving the immediate and substantial financial difficulties the Company was facing due to a debt default and working capital deficiency.

Q&A No. 4 further indicates that “a Rule 13e-3 transaction would be deemed to commence with the first transaction which occurs at or after the time when it becomes reasonably likely that any of the specified effects will occur and which directly or indirectly contributes to the production of such effects (emphasis added).” At the times when the management equity/conversion transaction was agreed to, was submitted for stockholder approval and was consummated, it was not reasonably likely that either of the specified effects would occur. The “preliminary findings” referred to in the proxy statement were simply management’s initial basic thoughts about the general possibility of saving money in the future by considering going private. As indicated in the proxy statement, management had not concluded any formal review or presented definitive findings or conclusions to the board regarding its thoughts. Management’s thoughts were only in their infancy at that time and generally consisted of the same basic and obvious thoughts that likely have occurred to most, if not all, thinly traded public companies, i.e., operating as a private company might avoid some of the escalating costs relating to Sarbanes-Oxley compliance, reporting requirements, directors’ and officers’ insurance, etc. The Company’s board did not formally request management to review and analyze the possibility of going private until after the stockholders’ meeting and did not appoint the special committee to consider the going private transaction until after the management equity/conversion transaction was consummated.  The Company believes that the very earliest date upon which it may have become reasonably likely that the Company may engage in a going private transaction was November 15, 2004, the date upon which the Company’s board formally considered management’s analysis regarding going private and appointed the Special Committee to further consider a going private transaction. Accordingly, the management equity/conversion transaction did not occur at or after the time it had become reasonably likely that either of the effects specified in Rule 13e-3(a)(3)(ii)would occur. Therefore, the management equity/conversion transaction was not the first of a series of transactions that had the purpose of producing either of the specified effects.

[Reference: Not Applicable].

Schedule 13E-3

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

3.              We note your addition of Canyon Capital Advisors, LLC as a filing person pursuant to your response to our prior comment no. 2. We also note that you have disclosed elsewhere that Canyon Capital serves as your principal senior lender. As a result, your lending transactions with Canyon Capital should be disclosed pursuant to Item 5 of Schedule 13E-3. We further note that your disclosure on page C-38 indicates a consulting agreement with Orchard Capital Corporation. Please confirm that no other transactions exist that should be disclosed under Item 5 of Schedule 13E-3 or revise your disclosure as appropriate or otherwise advise us why such disclosure is not necessary.

Company Response to Staff Comment No. 3.  Please refer to our response to Staff Comment No. 1.  We have deleted any reference to Canyon Capital as a filing person and any related disclosure.  We have, however amended the Schedule 13E-3 to disclose under Item 5 our consulting agreement with Orchard Capital Corporation.  We are not aware of any other transactions that exist that should be disclosed under Item 5 of Schedule 13E-3.

[Reference: the responsive text is found in Amendment No. 2, Item 5 to Schedule 13E-3].

4.              Please advise us why disclosure regarding the operating agreement governing HIS Holding is not necessary pursuant to item1005 (e) of Regulation M-A. It would appear that the agreement provides the mechanism for the voting and transfer of your shares, among other things, held by HIS Holdings on behalf of its members, your affiliates.

Company Response to Staff Comment No. 4.

[Reference: the responsive text is found in Amendment No. 2, Item 5 to Schedule 13E-3].

Item 6 Purpose of the Transaction and Plans or Proposals.

5.              Please correct your references to Item 1006 of Regulation M-A.

Company Response to Staff Comment No. 5.  The reference to Item 1006 of Regulation M-A has been corrected.  The Schedule 13E-3 now states that the Reverse Stock Split transaction provides for the achievement of the steps listed in Item 1006(c)(6),(7), and (8), e.g. the delisting of the Company’s common stock from the OTC Bulletin Board, the eligibility of the Company’s common stock for termination of registration under Section 12(g)(4) of the

1934 Act, and the suspension of the Company’s obligation to file reports under Section 15(d) of the 1934 Act.

[Reference: the responsive text is found in Item 6, Amendment No. 2 to Schedule 13E-3].

Schedule 14C

Financial Analysis Performed by Management pp. 11-14

6.              Please provide the going concern value that was determined by management in their analysis.

Company Response to Staff Comment No. 6.  As disclosed in the last sentence of the paragraph titled “Going Concern Value” on page 12, “Management was then able to arrive at a going concern value based on the earnings value (total invested capital) and discounted cash flow value discussed below”.  Within the sections titled “Earnings Value” and “Discounted Cash Flow Value” (which represent Going Concern Values) we have disclosed our values determined by management.

[Reference: not applicable].

Prior Transactions Between the Investor Group and Our Company. p. 27

7.              We note your response to our prior comment no. 15. In light of the fact that your proxy statement requested stockholder approval for the conversion of $3,194,156 of your indebtedness, please inform us of the basis upon which you were able to convert the additional accrued interest of $123,055, as disclosed on page 27 of your information statement.

Company Response to Staff Comment No. 7.  As indicated in the proxy statement, the Company was not legally required to secure shareholder approval for the management equity/conversion transaction. Rather, the Company voluntarily sought shareholder approval because of the change in control that was to result from the transaction. The Company’s shareholders approved the conversion of $3,194,156 of indebtedness and, therefore, approved of the change in control that resulted from that conversion.

The conversion of the additional $123,055 of interest did not require shareholder approval. Rather, it required only approval by the Company and the investor group, which was accomplished.  We also refer you to the Company’s Form 8-K filing on October 1, 2004, which states that approximately $3.3 million of debt will be converted to equity. Additionally, the Board of Directors approved for the conversion of the $3.3 million of debt to equity in the minutes dated September 22, 2004 (these minutes, along with several others, were supplementally provided to Mr. Daniel Lee via overnight courier on January 4, 2005).  This conversion increased the investor group’s beneficial ownership only an additional 2 percentage points beyond the 61 percentage point increase that had already been approved by the shareholders and that already was to result in a change in control. The Company is not aware of any legal basis upon which the Company and the investor group would have been prohibited from converting the additional accrued interest without obtaining shareholder approval.

[Reference: Not Applicable].

8.              Please disclose the details of the distribution of the 2,433,333 shares acquired by HIS Holding to the individual members of the company. When was the distribution made and what was the reason for the distribution? How many shares did each member receive?

Company Response to Staff Comment No. 8.  We have now provided details surrounding the distribution of the 2,433,333 shares acquired by HIS Holding to the individual members of the company, including confirmation that the distribution was made on November 1, 2004 and the number of shares issued to each member of HIS Holding.

[Reference: the responsive text is found in the Preliminary Information Statement under the section entitled “Prior Transactions Between the Investor Group and Our Company,” p. 27].

Interest of Certain Persons in or Opposition to the Reverse Stock Split – Security Ownership of Certain Beneficial Owners and Management, pp. 27-29

9.              With respect to your revised disclosure under footnote (7) to the beneficial ownership table, please elaborate on what circumstances would lead to Messrs. Kretzmer and Dolan’s interest in HIS Holding increasing to 20% each. As such an increase effectively results in Messrs. Kretzmer and Dolan’s increased ownership of your shares held by HIS Holding, please advise us why the agreement governing the 20% increase should not be filed as an exhibit pursuant to Item 1005 (e) of Regulation M-A.

Company Response to Staff Comment No. 9.  We have now provided disclosure in the Information Statement on the circumstances under which Messrs. Kretzmer’s and Dolan’s ownership position in HIS Holding could increase to 20% each.  Additionally, we have now included the HIS Holding Operating Agreement as an exhibit to the Information Statement.

[Reference: the responsive text is found in the Preliminary Information Statement under the section entitled “Prior Transactions Between the Investor Group and Our Company,” pages 27-29].

Financial Statements, Supplementary Financial. Information. Management’s Discussion and Analysis of Financial Condition and Results of Operations and Quantitative and Qualitative Disclosure About Market Risk. p. 30

10.       Please update you financial statements pursuant to Rule 3-12 of Regulation S-X.  See Rule 3.01(c) of Regulation
S-X.

Company Response to Staff Comment No. 10.  We believe that we have met all three conditions specified under SX Rule 3-01(c) and, accordingly, the financial statements will not become stale until March 31, 2005 and the financial statements included in this filing are not required to be updated at this time.

[Reference: not applicable].

11.       Please consolidate your management’s discussion and analysis in Appendixes C and D into one discussion.

Company Response to Staff Comment No. 11.  We have consolidated our management’s discussion and analysis into one discussion.

[Reference: the responsive text is found in the revised Appendix C].

Pro Forma Financial Information, Page B-1

12.       On page B-1 you disclose that the unaudited pro forma consolidated statements of operations for the three and nine months ended September 30, 2004 give effect to the transactions as if each had occurred on January 1, 2004.  Revise your disclosure to address the pro forma presentation of your consolidated statement of operations for the year ended December 31, 2003.

Company Response to Staff Comment No. 12.  We have revised our disclosure to address the pro forma presentation of our consolidated statement of operations for the year ended December 31, 2003 to give effect to the transactions as if each had occurred on January 1, 2003.

[Reference: the responsive text is found in the first paragraph under “Pro Forma Financial Information- The Pro Forma Financial Information Showing Effect of the Reverse Stock Split and the Management Equity/Conversion Transaction”].

13.       We note your response to our prior comment no. 50 and Appendix A to your response. It is not clear from your response why EITF 98-5 applies to debt that was issued without any conversion rights. As previously requested, tell us why the conversion of debt to equity is recorded as a “beneficial conversion right” and not an extinguishment or modification of debt. We refer you to SFAS 140 and EITF 96-19.

Company Response to Staff Comment No. 13.  After further consideration, we believe that the conversion of debt to equity should be accounted for as an early extinguishment of debt in accordance with APB 26, SFAS No. 140, and FTB 80-1.  80-1.  We do not believe that EITF96-19 is applicable as the contingent conversion feature approved by the Company’s Board of Directors was not considered a substantive modification.  We have modified our disclosures and the pro forma financial statements to reflect the debt conversion as an early extinguishment.

[Reference: Pro Forma Financial Information, pages B-2 through B-10].

14.       We note from Appendix A to your response and disclosures that you believe the commitment date for granting the “contingent conversion feature” is April 9,2004. We also note from your response that, “No written agreement between MAI and the Investor Group exists yet with respect to this conversion right....” Considering there is no written agreement, what documentation supports the Investor Group’s commitment to conversion terms on April 9, 2004. We refer you to footnote 1 and paragraph 5 of EITF 98-5.

Company Response to Staff Comment No. 14.  As noted in our response to comment No. 13, we now believe the conversion of debt constituted an early extinguishments and accordingly, we have measured and recognized the loss on extinguishment on November 1, 2004 which was the date that the extinguishment occurred.  We have modified our disclosures and the pro forma financial statements to reflect the debt conversion in accordance with SFAS No. 140 APB 26.

[Reference: Pro Forma Financial Information, pages B-2 through B-10].

15.       You disclose on page B-2 that the value assigned to the beneficial conversion feature will be recorded as a charge to interest expense when the debt is converted and the shares are issued on November 1, 2004. Tell us whether the debt was convertible by the Investor Group at a date earlier than November 1, 2004 and, if so, why the charge to interest expense is not recorded on that earlier date. We refer you to paragraph 9 of EITF 98-5.

Company Response to Staff Comment No. 15.  As noted in our response to comment No. 13, we now believe the conversion of debt constituted an early extinguishments and accordingly, we have measured and recognized the loss on extinguishment on November 1, 2004 which was the date that the extinguishment occurred.  We have modified our disclosures and the pro forma financial statements to reflect the debt conversion in accordance with SFAS No. 140 and APB 26.

[Reference: Pro Forma Financial Information, pages B-2 through B-10].

16.       We note your response to our comment no. 54 and Appendix A to your response regarding your calculation of the “new basis” used in applying push-down accounting. Help us understand why the full amount of the debt (approximately $3.3 million) converted into equity (equity has a value of $5,970,000 at $0.18/share) is not included in the determination of the Investor Group’s new basis. In addition, tell us why $250,000 of compensation expense recorded in connection with the issuance of 10 million shares of common stock to the Investor Group, is included in determining the new basis. In your response address the authoritative literature you relied on in determining the Investor Group’s consideration to be included in the new basis. Revise your presentation/disclosures as necessary.

Company Response to Staff Comment No. 16.  Since the Investor Group’s purchase price for the debt was less than the stated value of the debt, the stated value does not represent the Investor Group’s cost. In applying push-down accounting, we believe the Investor Group’s cost should be used based on the Interpretive Response to Question 1 of SAB Topic 5J which states “Company A’s cost of acquiring Company B should be pushed down”. With respect to the compensation cost, we note that the amount has been adjusted in our revised information statement from $250,000 to $188,000 as the trading price of the stock on November 1, 2004 was $0.13 per share not $0.14 per share as used in our last amendment of the information statement. Since the investors “earned” the compensation expense prior to the date the push-down is applied, we also have treated this amount as part of their cost. We also note that this amount is not material to the computations.

[Reference: not applicable].

17.       We note your response to comment no. 54 and revised note (d) in which you disclose, “When the minority interest is calculated to be a debit balance, we record as zero and do not reflect the debit balance on the balance sheet.”  Considering the minority interest is a debit of approximately $2.2 million (per the schedule on page B-3) your disclosure does not appear to be consistent with your accounting.  Revise your disclosure as necessary.

Company Response to Staff Comment No. 17.  We have deleted our language in note (d) to the pro forma financial statements regarding minority interest.  This is not minority interest in the traditional sense, but rather the historic shareholder’s basis which we believe should be carried forward, regardless of whether it is a debit or credit.

[Reference: Note (d) to Pro Forma Financial Information on p. B-10].

18.       In your pro forma financial information you disclose on page B-3 the members of the Investor Group previously held 17 .85% ownership interest (prior to acquiring 78.84%). You also disclose within the same paragraph that the Investor Group’s remaining outside holdings is 4.53% which should also be treated as held by the control group. Revise your discussion to disclose, if true, that 17.85% of your common stock was owned by individuals and entities personally, not the Investor Group, and that the 17.85% ownership of these individuals and entities was reduced to 4.53% after the Investor Group’s acquisition of 78.84% of your common stock and your basis for considering these individuals and the Investor Group as part of a control group.

Company Response to Staff Comment No. 18.  We have revised our disclosure to address the outside personal holdings and change in the Investor Group’s ownership percentage after the acquisition of additional shares by the Investor Group. We also disclosed our basis for considering these individuals and the Investor Group as part of a control group.

[Reference: the responsive text is found in the seventh paragraph under “Pro Forma Financial Information- The Pro Forma Financial Information Showing Effect of the Reverse Stock Split and the Management Equity/Conversion Transaction”].

19.       We note your calculation of post push-down stockholders’ deficiency on page B-3. Your presentation is difficult to follow and does not appear to provide investors a clear understanding of the cost of the acquired interest to the Investor Group, the fair value of assets acquired and liabilities assumed by the Investor Group and the excess of the cost over the fair value of assets acquired or liabilities assumed, if any. Revise your presentation to clearly disclose this information. For an example (and only an example), please refer to page 15 (pages not numbered) of Appendix A to your response.

Company Response to Staff Comment No. 19.  We have revised our presentation to clearly disclose the cost of the acquired interest to the Investor Group, the fair value of assets acquired and liabilities assumed by the Investor Group and the excess of the cost over the fair value of assets acquired or liabilities assumed.

[Reference: the responsive text is found in a table on page B-4].

20.       We note your calculation of “Step-up in value of net assets” on page B-3 and that stockholders’ deficiency is increased by $3.3 million of debt converted after applying push-down accounting. In this regard, tell us why the Investor Group would receive a 100% interest in equity related to the debt conversion, considering other stockholders of your common stock have an approximately 22% interest in stockholders’ equity after the conversion. Advise or revise.

Company Response to Staff Comment No. 20.  The debt conversion occurs prior to the application of push down accounting, not after push down accounting.  The post pushdown stockholders deficit is calculated at $650,000.  The full amount of the debt and accrued interest is reducing the historical stockholders’ deficit for purposes of determining the step up in the value of the net assets.  The Investor Group’s basis is $2,250 as discussed in our response to the staff’s comment No. 16.

[Reference: Not Applicable].

21.       We note your response to our prior comments nos. 57 and 58 and revised notes to your pro forma financial statements. It is Unclear from your notes how you allocated the Investor Group’s purchase price, how certain of your adjustments were calculated and why certain adjustments are referenced in different notes (note (d) references note (c) and (e)). Revise your notes and pro forma financial statements to clearly disclose the purchase price allocation, the transactions to which the adjustments relate and the supporting calculations for the adjustments. For example, consider revising note (b) to disclose the total fair value of depreciable/amortizable assets as opposed to the step up in basis in those assets, the total depreciation/amortization of those assets, less the amount previously recorded in your historical financial statements to arrive at your adjustment for depreciation/amortization. In addition, certain of your adjustments apply to the same transaction and result in the note only explaining one side of your entries, such as note (c), which does not reflect an adjustment that includes both a debt and a credit.

Company Response to Staff Comment No. 21.  We have revised our disclosures to more clearly describe the pro forma adjustments.

[Reference: the responsive text is found in “Footnotes to Pro Forma Financial Statements” found on pages B-9 and B-10].

22.       In note (d) to your pro forma financial statements you disclose that “Common stock and additional paid-in-capital adjustment equals the balance necessary to force stockholders’ deficiency to equal $588,000 resulting in a $9,531,000 step up in book value.” Tell us what you mean by “force” stockholders’ deficiency to equal $588,000. Confirm that the step up in basis is the difference between the book value of assets acquired and liabilities assumed by the Investor Group and the consideration paid by the Investor Group.

Company Response to Staff Comment No. 22.  We revised footnote (d) to the pro forma financial statements to properly disclose the calculation of the pro forma adjustment to Common stock and that only additional paid-in capital was “forced” to make stockholders’ deficiency equal $650,000.  The post pushdown stockholders’ deficiency is a calculated number ($650,000) based upon the Investor Group and Non-Investor Group’s ownership percentages as discussed and disclosed in the table on page B-3 thus requiring additional paid in capital to be plugged or “forced”.

[Reference: the responsive text is found in footnote (d) to “Footnotes to Pro Forma Financial Statements” found on pages B-9 and B-10].

Form 10-Q for the quarter ended September 30, 2004

Item 4(a). Evaluation of Disclosure Controls and Procedures

23.       We note your response to our comment no. 64 and your suggested disclosure for your backlog (page 21 of Appendix B to your response).  Revise Schedule 14C to include this disclosure.

Company Response to Staff Comment No. 23.  We have revised Schedule 14C to include our disclosure of our backlog.

[Reference: the responsive text is found in the revised Appendix C, under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page C-6].

24.       We note your response to our comment no. 67 and your suggested disclosure pursuant to Item 4 of Form 10-Q (page 24 of Appendix B to your response).  We note in the first paragraph of your disclosure that based on their review, the principal executive and the principal financial officer believe that disclosure controls and procedures are effective.  In the last paragraph you disclose that management has concluded that disclosure controls and procedures are sufficient, which is not consistent with the disclosures in the first paragraph.  Item 307 of Regulation S-K requires that the registrant’s principal executive and financial officers disclose their conclusions regarding the effectiveness of disclosure controls and procedures and not whether disclosure controls and procedures are “sufficient.”  Revise your last paragraph as necessary to disclose that the principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are effective, if true.  We refer you to SEC Release No. 33-8238.

Company Response to Staff Comment No. 24.  We have revised the last paragraph of “Item 4(a) ”Evaluation of Disclosure Controls and Procedures” to disclose that the principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective.  See our Form 10-Q/A for the quarter ended September 30, 2004 attached as Appendix A.

We acknowledge the following:

•      The filing persons are responsible for the adequacy and accuracy of the disclosures in the filing;

•      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We appreciate your timely review of our amended filings and are hopeful that we have responded fully and completely to your questions and requests.  As our financial statements become stale as of March 31, 2005, we are very motivated to get the definitive documents on file and mailed prior to that date as freshening up the financial statements to December 31, 2004 will delay are filings several months as we would then need to complete our fiscal year end audit.  As noted in the information statement, there are substantial cost savings if we privatize by March 31, 2005.

Thank you for your time. Should you have any further questions or additional advice, we can be reached at 949-598-6160 or fax 949-598-6606. Contacts here are Mr. James W. Dolan, CFO at 949-598-6404 (mobile number 949-929-7069) and Mr. William Brian Kretzmer 949-598-6160 or 6798.

Sincerely,

/s/ William Brian Kretzmer

William Brian Kretzmer

Chief Executive Officer and President

WBK:ps

Enclosures – Redlined Amendment No. 2 to Schedule 13E-3 and

Amendment No. 2 to Preliminary Information Statement

Appendix A- Amendment No. 1 to Form 10-Q for the Quarter Ended September 30, 2004

Appendix B- Letter to Securities and Exchange Commission from Sidley Austin Brown & Wood

Appendix A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 10-Q/A

☒	Quarterly report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the period ended September 30, 2004 or

☐	Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

For the transition period from to .

Commission file number: 1-9158

MAI Systems Corporation
(Exact name of registrant as specified in its charter)

Delaware	22-2554549
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

26110 Enterprise Way, Lake Forest, CA 92630
Address of principal executive offices

Registrant’s telephone number including area code (949) 598-6000

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No  ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐  No  ☒

The aggregate market value of the common stock held by non-affiliates of the registrant, based upon the last sale price of the Common Stock reported on the National Association of Securities Dealers Automated Quotation National Market System on March       , 2005 was $1,648,000.

The number of shares of common stock issued, outstanding and subscribed as of  March       , 2005 was 57,847,862.

PART I - FINANCIAL INFORMATION

Item 1.  Financial Statements

MAI SYSTEMS CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	(in thousands, except share data)
	As of December 31, 2003	As of September 30, 2004

ASSETS
Current assets:
Cash	$664	$555
Receivables, less allowance for doubtful accounts of $335 in 2003 and $311 in 2004	1,313	2,130
Inventories	47	74
Prepaids and other assets	814	659
Total current assets	2,838	3,418

Furniture, fixtures and equipment, net	758	501
Intangibles, net	2,876	3,697
Other assets	58	14
Total assets	$6,530	$7,630

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current liabilities:
Current portion of long-term debt	$3,646	$983
Accounts payable	904	1,078
Customer deposits	2,334	2,243
Accrued liabilities	3,059	2,725
Income taxes payable	85	111
Unearned revenue	3,209	3,415
Total current liabilities	13,237	10,555

Long-term debt	7,135	9,982
Other liabilities	744	505
Total liabilities	21,116	21,042

Commitments and contingencies

Stockholders’ deficiency:
Preferred Stock, par value $0.01 per share; 1,000,000 shares authorized, none issued and outstanding	—	—
Common Stock, par value $0.01 per share; authorized 99,000,000 shares; 14,875,752 and 14,675,752 shares issued, outstanding and subscribed at December 31, 2003 and September 30, 2004, respectively.	152	152
Additional paid-in capital	218,112	218,112
Common stock subscribed	—	1,000
Accumulated other comprehensive loss
Minimum pension liability	(1,005)	(1,005)
Foreign currency translation	(2)	(47)
Unearned Compensation	(53)	(25)
Accumulated deficit	(231,790)	(231,599)
Total stockholders’ deficiency	(14,586)	(13,412)

Total liabilities and stockholders’ deficiency	$6,530	$7,630

The accompanying notes are an integral part of these condensed consolidated financial statements.

MAI SYSTEMS CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	(Unaudited)		(Unaudited)
	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	(in thousands, except per share data)		(in thousands, except per share data)
	2003	2004	2003	2004
Revenue:
Software	$842	$842	$3,098	$2,945
Network and computer equipment	104	118	339	329
Services	3,868	3,923	11,315	11,683
Total revenue	4,814	4,883	14,752	14,957
Direct costs:
Software	167	40	425	369
Network and computer equipment	73	103	238	272
Services	1, 109	1,264	3,384	3,446
Total direct costs	1, 349	1,407	4,047	4,087
Gross profit	3,465	3,476	10,705	10,870

Selling, general and administrative expenses	2,307	2,200	7,277	6,900
Research and development costs	764	956	2,104	2,756
Other expense (income)	(134)	48	(181)	67
Operating income	528	272	1,505	1,147

Interest income	—	—	1	1
Interest expense	(286)	(303)	(928)	(882)
Other non-operating expense	(98)	(22)	(309)	(60)
Income (loss) before income taxes	144	(53)	269	206
Income tax benefit (expense)	(12)	(5)	41	(15)

Net income (loss)	$132	$(58)	$310	$191

Income (loss) per share:
Net income (loss) per share:
Basic income (loss) per share	$0.01	$0.00	$0.02	$0.01
Diluted income (loss) per share	$0.01	$0.00	$0.02	$0.01

Weighted average common shares used in determining income (loss) per share:
Basic	14 ,575	14,676	14,525	14,676
Diluted	14 ,875	14,676	14,825	14,676

The accompanying notes are an integral part of these condensed consolidated financial statements.

MAI Systems Corporation

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Nine Months Ended September 30, (in thousands)
	2003	2004

Net cash provided by operating activities:	$619	$405

Cash flows used in investing activities:
Proceeds from note receivable	250	—
Capital Expenditures	(240)	(98)
Acquisition of unconsolidated subsidiary	(79)
Capitalized software development costs	(619)	(821)
Net cash used in investing activities	(688)	(919)

Cash flows used in financing activities:
Proceeds for common stock subscribed	—	1,000
Repayments on long-term debt	(312)	(594)
Net cash used in financing activities	(312)	406

Net cash used in operations	(381)	(108)

Effect of exchange rate changes on cash	(3)	(1)

Net change in cash	(384)	(109)

Cash at beginning of period	545	664

Cash at end of period	$161	$555

The accompanying notes are an integral part of these condensed consolidated financial statements.

MAI Systems Corporation

Notes to Condensed Consolidated Financial Statements

Three and Nine Months ended September 30, 2004

(Unaudited)

1.             Basis of Presentation

Companies for which this report is filed are MAI Systems Corporation and its wholly owned subsidiaries (the “Company”).  The information contained herein is unaudited, but gives effect to all adjustments (which are normal recurring accruals) necessary, in the opinion of Company management, to present fairly the condensed consolidated financial statements for the interim period.  All significant intercompany transactions and accounts have been eliminated in consolidation.

Although the Company believes that the disclosures in these financial statements are adequate to make the information presented not misleading, certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”), and these financial statements should be read in conjunction with the financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, which is on file with the SEC.

2.             Liquidity

Although the Company has a net stockholders’ deficiency of $13,412,000 and a working capital deficit of $7,137,000 at September 30, 2004, the Company expects to generate positive cash flow from its operations during 2004 and 2005 from shipping out products and services from its current backlog as of September 30, 2004 as well as new orders to meet its operating and capital requirements. In the event that the Company cannot generate positive cash flow from its operations, the Company can substantially reduce its research and development efforts to mitigate cash outflow to help sustain its operations.  There can be no assurance that the Company will be able to sustain profitability or generate positive cash flow from operations.  These financial statements have been prepared assuming the Company will continue to operate as a going concern. If the Company is unsuccessful in the aforementioned efforts, the Company could be forced to liquidate certain of its assets, reorganize its capital structure and, if necessary, seek other remedies available to the Company, including protection under the bankruptcy laws. The restructured debt, pursuant to the original inter-creditor agreement between Canyon Capital and Coast, which was sold to Wamco on May 15, 2003, contains various restrictions and covenants.  In the event that the Company were not in compliance with the various restrictions and covenants and were unable to receive waivers for non-compliance, the term debt would be immediately due and payable.  The Company is in compliance with the amended debt covenants as of and for the period ended September 30, 2004. There is no guaranty that the Company will meet its debt covenants in the future.  In the event that the Company were not in compliance with the various restrictions and covenants and were unable to receive waivers for non-compliance, the term loan would be immediately due and payable.

3.             Inventory

Inventories are summarized as follows:

	(dollars in thousands)
	December 31, 2003	September 30, 2004

Finished goods	$39	$67
Replacement parts	8	7

	$47	$74

4.                                      Business Acquisitions

Hospitality Services & Solutions

On June 23, 2002, the Company acquired substantially all of the assets and assumed certain liabilities of Hospitality Services & Solutions (“HSS”) including a 35% ownership in AMDB – HIS (“AMDB”) pursuant to a stock purchase agreement for 100,000 shares of common stock valued at $32,000 (the quoted market price of the common stock at the time the terms were agreed), and $75,000 in cash.  Additionally, the shareholders of HSS received a 20% minority interest in the Company’s combined operations in Asia. HSS was acquired for the Company to expand its operations in the Asian marketplace, strengthen its management team in the territory and create new opportunities for its new enterprise capable suite of products.  The net assets acquired from HSS are used in the business of software design, engineering and service relating to hotel information systems.  The net assets also include subsidiaries of HSS in Malaysia, Singapore and Thailand.  The Company recorded $297,000 of goodwill (deductible for tax purposes) in connection with the acquisition of HSS.  Pro forma results of operations as if this acquisition had occurred at the beginning of 2001 and 2002 are not shown because its impact would have been immaterial.

Included in the acquired assets of HSS was a 35% interest in AMDB, an online reservation service, originally purchased by HSS for $66,000.  On February 20, 2003, the Company entered into an agreement whereby it acquired the remaining 65% for $79,000 payable over 6 month installments.  The net liabilities of $15,000 acquired are used to support an online reservation service related to hotel information systems.  The Company recorded $159,000 of goodwill in connection with the acquisition of AMDB.  Pro forma results of operations as if this acquisition had occurred at the beginning of 2003 are not shown because its impact would have been immaterial.

5.                                      Long-Term Debt

Wamco 32 Ltd.

On January 13, 2003, the Company re-negotiated the terms of its credit facility with Coast Business Credit (“Coast”) whereby the outstanding balance of $1,828,000 was converted to a term loan which accrues interest at 9.25% per annum and requires monthly payments of $58,000 over a 36 months period commencing March 1, 2003.  On February 7, 2003, the Federal Deposit Insurance Corporation (“FDIC”) put Coast and its parent company, Southern Pacific Bank, into receivership and held all of Coast’s assets for sale to third parties.  On May 15, 2003, the loan was sold to Wamco 32, Ltd. (“Wamco”).  This sale of the loan by the FDIC did not change any of the terms of the Company’s loan agreement.  The Company is required to pay Wamco additional principal payments on a quarterly basis based upon an EBITDA-based formula commencing March 31, 2003.  For the period ended September 30, 2004, there are no additional principal payments required under the EBITDA-based formula.

On April 9, 2004, the Company successfully re-negotiated the terms of its loan whereby the maturity date was extended to February 28, 2006.  In addition, various restrictions and covenants, pursuant to the inter-creditor agreement between Canyon and Wamco, were amended to modify the financial covenants to a minimum quick ratio of  0.20 to 1.00 and a minimum debt coverage ratio of 0.50 to 1.00 effective for the three month period ended March 31, 2004 and for each and every fiscal quarter ending thereafter.  The Company was in compliance with the amended debt covenants as of and for the period ending September 30, 2004. There is no guaranty that the Company will meet its debt covenants in the future.  In the event that the Company were not in compliance with the various restrictions and covenants and were unable to receive waivers for non-compliance, the term loan would be immediately due and payable.  As of December 31, 2003 and September 30, 2004, the balance of the term loan was $1,366,000 and $907,000, respectively.

Canyon Capital Management LP

On January 13, 2003, the Company modified its 11% subordinated notes payable agreement with Canyon Capital Management LP (“Canyon”), whereby the Company is required to make monthly interest payments of $52,000 until the Wamco term loan is paid off in full at which time the note payable will be converted into a three-year amortizing loan which will accrue interest at 11% per annum and requires equal monthly payments of principal and interest such that the subordinated debt will be paid in full at the end of the amended term.  Upon the repayment of the Wamco debt in full, the Company will also be required to pay Canyon additional principal payments on a quarterly basis based upon an EBITDA-based formula.  Additionally, the Company issued to Canyon 200,000 shares of its common stock valued at $20,000 (the quoted market price of the common stock at the time the terms were agreed) and agreed to issue one million warrants at an exercise price of $0.40 per share valued at $42,000 (using the Black-Scholes option-pricing model with the following weighted-average assumptions: risk-free interest rate of 6.5%, volatility of 80% and an expected life of 5 years).  The $62,000 is being amortized to interest expense over the term of the modified note.  The principal balance outstanding on the subordinate notes payable to Canyon was approximately $5,662,000 and $5,660,000 respectively at December 31, 2003 and September 30, 2004, respectively.

CSA Private Limited

In connection with a settlement agreement in February 2001 with CSA Private Limited (“CSA”), the Company issued

$2.8 million of subordinated debt to CSA.  The $2.8 million of debt was secured by all of the Company’s assets, which was subordinate to Wamco and Canyon, accrued interest at 10% per annum and required payments of $37,500 from March 1, 2002 through September 1, 2002 and monthly payments of $107,500 commencing on October 1, 2002 until October 2003 when all remaining unpaid principal and accrued interest was to be paid in full.

The agreement with CSA was amended whereby the Company was required to make payments under the subordinated note unless and until it paid $1 million by December 31, 2002.  Upon payment of the $1 million, contractual payments under the subordinated note would have ceased until a final payment in the amount of $400,000 is paid by February 28, 2003.  If the Company did not make all of the modified payments to CSA, the subordinated note would revert back to its original terms.  The Company did not make the modified payment and have not made any payments since September 2002.  CSA did not formally notify the Company of its default.

On April 9, 2004, the Company successfully amended its agreement with CSA whereby the principal balance and accrued interest through March 31, 2004, totaling $3,633,000, were converted to two new notes.  The first note for $500,000 accrues interest at 10% per annum and provides for monthly payments of $10,000 until the Wamco and Canyon debt is paid in full.  Thereafter, the note provides for monthly payments in an amount equal to the greater of i) $10,000 or ii) the amount required to fully amortize all remaining principal and interest in 24 equal monthly payments.  The second note for $3,133,000 (“Other Note”) also accrues interest at 10% per annum and provides for monthly payments of $7,500, or such other interest amount, not to exceed $10,000 per month, that Wamco and Canyon will allow.  As of September 30, the Company accrued and unpaid interest relating to the Other Note was $160,000.  Under the terms of the amended subordination agreement between Wamco, Canyon and CSA, all payments under the new notes are subordinated to the payment in full of the Wamco and Canyon loan agreements. The Company has not made any payments on the two new notes as of September 30, 2004.  The Company is currently in default of the first note.  The interest rate has been increased to 12.5% in line with the terms of that note until the Company becomes current on its contractual payments.

On April 9, 2004, an investor group, consisting of Canyon, the Company’s Chairman of the Board, Chief Executive Officer and Chief Financial and Operating Officer (“Investor Group”), acquired 2,433,333 shares of the Company’s common stock held by CSA and the Other Note for $1 million in cash.

On September 22, 2004, the Company received approval from its shareholders for the Investor Group  to convert the Company indebtedness acquired from CSA plus any accrued interest through the date of conversion for  shares of the Company’s common stock based upon a conversion price of $0.10 per share.  Additionally, the shareholders also approved for the Investor Group to invest $1,000,000 of new cash proceeds into the Company, which the Company received on September 24, 2004, in a private placement at $0.10 per share (The Management Equity/Conversion Transaction).  As of September 30, 2004, the private placement funds were classified as a Common Stock Subscribed in the accompanying condensed consolidated balance sheet (See Note 13). The Company issued common stock in connection with the Management Equity/Conversion Transaction on November 1, 2004 (See Note 13) and such stock is subject to certain terms and conditions, including the fact that it will initially be ‘restricted’ stock, not available for sale.  The Company has also received a fairness opinion from Marshall Stevens which concluded that the transaction was fair to the shareholders.

Tax Claim

On September 30, 2003, the Company entered into a settlement agreement with the United States Internal Revenue Service (the “Service”) on a tax claim which resulted from the Company’s 1993 Chapter 11 proceedings whereby it agreed to pay $489,000 in equal monthly installments of $7,438 over a period of six (6) years at an interest rate of 6%.  The $489,000 settlement is reflected as debt in the financial statements and resulted in a one-time gain of $262,000 which was included in income tax benefit in the fourth quarter of 2003.  In the event that the Company fails to pay the Service any payment, and such payment failure continues for sixty days after written notice of such failure, $1,832,100, plus accrued interest thereon, less any payments made by the Company will be immediately due and payable to the Service.  As of December 31, 2003 and September 30, 2004, the debt balance was $428,000 and $379,000, respectively.

In connection with the settlement agreement with the Service, the Company’s 1993 Chapter 11 proceedings were officially closed pursuant to Court order effective as of September 30, 2003.

6.             Restricted Stock Plan

In May 2001, the Board of Directors adopted the 2001 Restricted Stock Plan.  Under the plan, 1,250,000 authorized shares of the Company’s Common Stock are reserved for issuance to officers and directors of the Company.  The shares will be issued as “Restricted Stock” within the meaning of Rule 144 of the Securities Act of 1933, as amended.  The

Compensation Committee of the Board of Directors shall have the discretion to determine what terms and conditions shall apply, including the imposition of a vesting schedule.

In May 2002, the Company issued 612,500 shares of restricted common stock to its members of the board of directors and certain of its corporate officers which vest equally over a four-year period.  Recipients are not required to provide consideration to the Company other than rendering the service and have the right to vote the shares.  Under APB 25, compensation cost is recognized for the fair value of the restricted stock awarded, which is its quoted market price at the date of grant, which was $0.25 per share.  The total market value of the shares of $153,000 was treated as unearned compensation and is being amortized to expense in proportion to the vesting schedule.  The unamortized balance as of September 30, 2004 is $25,000 and is included in accumulated other comprehensive loss in the accompanying consolidated balance sheet.

7.             Preferred Stock

On May 20, 1997, the Company authorized the issuance of up to 1,000,000 shares of $0.01 par value preferred stock.  The Board of Directors has the authority to issue the preferred stock, in one or more series, and to fix the rights, preferences, privileges and restrictions thereof without any further vote by the holders of Common Stock.

8.             Intangible Assets

Intangible assets consist primarily of goodwill and capitalized software.  Intangible assets other than goodwill are amortized on a straight-line basis over their estimated useful lives.  Prior to 2002, goodwill, representing the excess of the purchase price over the estimated fair value of the net assets of the acquired business, was amortized over the period of expected benefit of five to seven years.  However, effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets, (“SFAS No. 142”) which requires that the Company cease amortization of all goodwill and intangible assets having indefinite useful economic lives.  The Company determined that there was no impairment upon adoption. Such assets are not to be amortized until their lives are determined to be finite. However, a recognized intangible asset with an indefinite useful life should be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of the asset has decreased below its carrying value.  At September 30, 2004, the Company evaluated its goodwill and determined that fair value had not decreased below carrying value and no adjustment to impair goodwill was necessary in accordance with SFAS No. 142.

Goodwill and capitalized software as of December 31, 2003 and September 30, 2004 are as follows:

	(dollars in thousands)
	December 31, 2003	September 30, 2004

Goodwill	$1,121	$1,121
Accumulated amortization	—	—
Goodwill, net	1,121	1,121

Capitalized software	1,755	2,576
Accumulated amortization	—	—
Capitalized software, net	1,755	2,576

Total	$2,876	$3,697

Net goodwill is comprised of $665,000 on the purchase of Hotel Information Systems Inc. (HIS) in 1996,  $297,000 on the purchase of HSS in 2002 and $159,000 on the purchase of AMDB in 2003 (see Note 4).

The Company’s weighted average amortization period for capitalized software is expected to be three years.  The Company expects that certain of our new products will be available for general release during the first quarter of 2005 at which time amortization of such costs shall commence.  The following table shows the estimated amortization expense for these assets for each of the five succeeding years:

Year Ending December 31,
(in thousands)
2004	$—
2005	859
2006	859
2007	858
2008	—
$2,576

9.             Income (Loss) Per Share

Basic and diluted income or loss per share is computed using the weighted average shares of common stock outstanding during the period. Consideration is also given in the diluted income per share calculation for the dilutive effect of stock options and warrants.

The following table illustrates the computation of basic and diluted earnings (loss) per share under the provisions of SFAS 128:

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2003	2004	2003	2004
	(in thousands except per share data)		(in thousands except per share data)
Numerator:
Numerator for basic and diluted earnings (loss) per share – net income (loss)	$132	$(58)	$310	$191

Denominator:
Denominator for basic income (loss) per share- weighted average number of Common shares outstanding during the period	14,575	14,676	14,525	14,676

Incremental common shares attributable to exercise of outstanding shares	300	—	300	—

Denominator for diluted income (loss) per per share	14,875	14,676	14,825	14,676

Basic earnings (loss)per share	$0.01	$0.00	$0.02	$0.01

Diluted earnings (loss) per share	$0.01	$0.00	$0.02	$0.01

The number of anti-dilutive options and warrants that were excluded from the computation of incremental common shares were 3,041,500 and 3,104,000 for the nine month period ended September 30, 2003 and 2004, respectively.

10.          Stock Option Plans

The Company accounts for stock-based compensation in accordance with Accounting Principles Board, APB, No. 25, “Accounting for Stock Issued to Employees.” The Company has adopted the disclosure-only provisions of FAS No. 123 “Accounting for Stock-Based Compensation.” Under APB No. 25, compensation expense relating to employee stock options is determined based on the excess of the market price of the Company’s stock over the exercise price on the date of grant, the intrinsic value method, versus the fair value method as provided under FAS No. 123.

In December 2002, the FASB issued FAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”, which amended FAS No. 123, “Accounting for Stock-Based Compensation.” The new standard provides alternative methods of transition for a voluntary change to the fair market value based method for accounting for stock-based employee compensation. Additionally, the statement amends the disclosure requirements of FAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for financial statements for the year ended December 31, 2002.  In compliance with FAS No. 148, the Company has elected to continue to follow the intrinsic value method in accounting for its stock-based employee compensation plan as defined by APB No. 25.

At September 30, 2004, the Company had two stock-based employee compensation plans.  The Company accounts for that plan under the recognition and measurement principles of APB No. 25, “Accounting for Stock Issued to Employees,” and related interpretations.  Had compensation cost for the Company’s stock option plan been determined based on the fair value at the grant date for awards for the three-month periods ended September 30, 2003 and 2004, consistent with the provisions of FAS No. 123, the Company’s net income and net income per share would have decreased.  The following table represents the effect on net income and net income per share if the Company had applied the fair value based method and recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation”, to stock-based employee compensation.

	For the three-months ended September 30, (in thousands, except per share data)		For the Nine-months ended September 30, (in thousands, except per share data)
	2003	2004	2003	2004
Net income (loss):
As reported	$132	$(58)	$310	$191
Add: Stock-based employee compensation expense recorded	—	10	—	30
Less: Stock based employee compensation expense determined under fair value calculations	(17)	(10)	(51)	(30)
Pro forma	$115	$(58)	$259	$191

Basic income (loss) per share:
As reported	$0.01	$0.00	$0.02	$0.02
Add: Stock-based employee compensation expense recorded	—	—	—	—
Less: Stock based employee compensation expense determined under fair value calculations	—	—	—	—
Pro forma	$0.01	$0.00	$0.02	$0.02

Diluted income (loss) per share:
As reported	$0.01	$0.00	$0.02	$0.01
Add: Stock-based employee compensation expense recorded	—	—	—	—
Less: Stock based employee compensation expense determined under fair value calculations	—	—	—	—
Pro forma	$0.01	$0.00	$0.02	$0.01

11.                               Legal Proceedings

Hotel Information Systems, Inc.

On March 25, 2003, the Company entered into a settlement agreement with Hotel Information Systems (“HIS”) and one of its former corporate officers whereby (i) the parties dismissed all claims, known and unknown, against each other; (ii) the Company forgave and wrote off a note receivable from the former corporate officer of HIS in the amount of $66,000 (which was expensed to other expense in the 2002 consolidated statement of operations); (iii) the Company paid $50,000 in cash and issued a non-interest bearing unsecured promissory note which requires 35 consecutive monthly payments of $5,000 each commencing April 1, 2003; and (iv) the remaining 374,116 shares in the escrow account will be released to the Company.  If the Company is delinquent four times in any twelve-month period during the term of the unsecured promissory note in making its $5,000 monthly payments to HIS, and HIS issues respective valid default notices, the Company will be subject to a $225,000 penalty.  The 374,116 shares have been received by MAI together with the HIS authorization to legally transfer such shares to MAI.

Imputing interest at 11%, the present value of the $175,000 promissory note at the date of the settlement was $149,000.  The Company recorded the present value of this debt issuance and the $50,000 cash payment as a reduction to additional paid-in capital.

Logix Development Corporation

The Company entered into a settlement agreement with Logix Development Corporation (“Logix”) in July of 2002 whereby we (i) issued Logix 200,000 shares of our Common Stock (ii) required the Company to make various cash installment payments totaling $175,000 to be paid within 1 year and (iii) executed a contract with Logix for a consulting project in the amount of $50,000.  The Company has made all required payments to Logix under this settlement agreement.

In December 2003, the Company entered into another settlement agreement with Logix whereby it (i) issued 200,000 free trading shares in exchange for the 200,000 restricted Common Shares from the original settlement agreement in July 2002 (ii) required the Company to make monthly payments totaling $187,500 over a 25 month period and (iii) mutually released each other of all past, present and future claims associated with the lawsuit.

Other Litigation

We were also involved in various other legal proceedings that are incident to its business. Management believes the ultimate outcome of these matters will not have a material adverse effect on our consolidated financial position, results of operations or liquidity.

12.                               Comprehensive Income (Loss)

The following table summarizes components of comprehensive income (loss):

	For The Three Months Ended		For The Nine Months Ended
	September 30,		September 30,
	2003	2004	2003	2004

Net income (loss)	$132	$(58)	$310	$191

Change in cumulative translation adjustments	(11)	13	28	(46)

Comprehensive income (loss)	$121	$(45)	$338	$145

Accumulated other comprehensive income in the accompanying consolidated balance sheets consists of cumulative translation adjustments and minimum pension liability.

13.                               Management Equity/Conversion Transaction

On November 1, 2004, the Company converted $3,317,211 of its indebtedness to the Investor Group on such date, at $0.10 per share, and issued 33,172,110 shares of its common stock together with 10,000,000 shares of its commons stock relating to the $1,000,000 private placement to the Investor Group.

Pro Forma Financial Information Showing Effect of Management Equity/Conversion Transaction

The unaudited pro forma consolidated balance sheet set forth below give effect to the Management Equity/Conversion Transaction as if it had occurred on September 30, 2004. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2003 give effect to the reverse stock split and the Management Equity/Conversion Transaction as if each had occurred on January 1, 2003.  The unaudited pro forma consolidated statements of operations for the three and nine months ended September 30, 2004 give effect to the Management Equity/Conversion Transaction as if it had occurred on January 1, 2004. The pro forma financial information does not purport to represent what the Company’s financial position or what the results of operations would have actually been had the Management Equity/Conversion Transaction occurred at such dates or to project the Company’s financial position or results of operations for any future date or period. In addition, it does not incorporate any benefits from anticipated cost savings or revenue growth from the Management Equity/Conversion Transaction.

The pro forma adjustments include the effect of to the amortization of any identifiable intangible assets recorded in connection with purchase accounting over their respective useful lives estimated at five years which reduces pro forma net income (loss) and income (loss) per share. For purposes of allocating the step-up in basis between the existing assets and liabilities in connection with the Management Equity/Conversion Transaction, we have engaged a third party expert to perform a valuation of the intangible and tangible assets.

Pursuant to an action taken by written consent of the Special Committee of the Board of Directors of MAI Systems Corporation on October 15, 2003, the Company and an investor group consisting of certain members of senior management (Mr. Ressler, Mr. Dolan and Mr. Kretzmer) and certain third parties (the “Investor Group”) agreed to the Management Equity/Conversion Transaction, subject to execution of definitive documents with CSA, shareholder approval and other requirements such as receipt of a fairness opinion. Subsequent to the approval of the Special Committee of the Board of Directors on October 15, 2003, the Investor Group negotiated directly with Computer Sciences Corporation to acquire the MAI shares held by CSA together with a portion of CSA’s indebtedness from MAI. On April 9, 2004, Computer Sciences Corporation agreed to terms with the Investor Group to acquire CSA’s equity position and $3,133,344 of Company indebtedness from CSA. The acquisition of the MAI shares and indebtedness by the Investor Group did not have any impact on the pro forma financial statements.  On September 22, 2004, the Company received approval from its shareholders for the Investor Group to convert the Company indebtedness acquired from CSA, which included accrued interest (see Note 5), to shares of its common stock based upon a conversion price of $0.10 per share.  Additionally, the shareholders also approved for the Investor Group to invest $1,000,000 of new cash proceeds into the Company, which the Company received on September 24, 2004, in a private placement at $0.10 per share.  On November 1, 2004, the Investor Group committed to convert the indebtedness to common stock, canceled the note and accrued interest and issued the shares at $0.10 per share.

As the carrying value of the acquired indebtedness of $3,293,000 as of September 30, 2004 was lower than the fair value (quoted market price) of the 32,930,000 shares to be issued in connection with the debt conversion on the conversion date of $4,281,000 (32,930,000 shares $0.13 per share), the Company will record a debt extinguishment charge of $988,000, which has been measured as of the conversion date (commitment date) of November 1, 2004 for accounting purposes. .We will record this as a charge to earnings on November 1, 2004, the date of the debt conversion and shares were issued.

In addition, the market price for the Company’s common stock was $0.13 per share on November 1, 2004, the date of issuance of the 10,000,000 shares of the Company’s common stock to the Investor Group.  Accordingly, the Company will record a $188,000 charge to stock compensation expense since certain members of the Company’s management are also members of the Investor Group. The amount of the charge is based on the 6,250,000 shares attributable to members of management based on their share in the Investor Group multiplied by the amount that the market price of the Company’s common stock of $0.13 per share exceeded the $0.10 per share on the date of issuance of such shares.

The Company believes that the aforementioned transaction permits but does not require it to use new basis or push down accounting since the members of the Investor Group will hold between 80% and 94% of the voting shares of the Company upon completion of the transaction. Application of push-down accounting requires that the acquiring parent or control group obtain at least an 80% ownership interest, either in a single transaction, or though a series of transactions. In the present case, the Investor Group has acquired 78.84%, and the members of the Investor Group previously personally held 17.85% ownership, not within the Investor Group.  The 17.85% personal ownership of the members outside of the Investor Group was reduced to 4.53% after the Investor Group’s acquisition of 78.84% of our common stock.  Our basis for considering the members as part of a control group is due to the fact that the group’s intent was to mutually promote the acquisition and to collaborate on the subsequent control of the registrant and, as such, should be viewed effectively as one investor/group. We believe the 78.84% interest held by the Investor Group effectively ties the four members together into a control group, and that the remaining outside holdings of 4.53% (totaling 83.37%) should also be treated as held by the control group for purposes of applying push-down accounting, and in accordance with guidance in Topic D-97.    The Company has elected to apply push down accounting.

The Company currently has a stockholders’ deficit of approximately $13.4 million and an accumulated deficit of approximately $232 million. After application of the push down accounting, the portion of the historic deficit attributable to the Investor Group’s new ownership will be eliminated, and stockholders’ deficit will be partially reset based on the Investor Group’s new basis in MAI of approximately $2.188 million. Post push down stockholders’ equity (deficiency) will be calculated as follows (in thousands):

Non-Investor Group:
Historic stockholders’ deficiency at September 30, 2004	$(13,412)
Non-Investor Group Ownership (100% - 83.37%)	16.63%
Non-Investor Group basis to carry over		$(2,230)

Investor Group:
New basis to push down		$2,188 (a)
Original basis to carry over	$(13,412)
Investor Group pre-existing ownership percentage	4.53%
		(650)

New stockholders’deficiency		$(588)

(a) The Investor Group’s new basis is calculated as follows:

Investor Group’s cash to purchase MAI common stock and indebtedness from CSA	$1,000,000
Investor Group’s cash to purchase 10 million shares of MAI common stock	1,000,000
Stock compensation expense (See footnote (e) to the pro forma financial statements)	188,000

Investor Group’s new basis	$2,188,000

Based on the balance sheet as of September 30, 2004, and considering the additional equity investment and debt conversion by the Investor Group, application of  push down accounting will result in a step-up in basis of the net assets of the Company of approximately $9,469,000 calculated as follows (in thousands):

Historical stockholders’ deficiency at September 30, 2004	$(13,412)
Conversion of Investor Group debt at book value	3,293
Step up in value of net assets	9,469
Post push-down accounting stockholders’ deficiency	$(650)

Below is the purchase price allocation relating to the the net liabilities acquired (representing the excess of fair value over net historical net assets).  As a third party expert has not yet performed a valuation of the intangible and tangible assets, we have estimated the fair value to be the book value for all assets and liabilities except for furniture, fixtures and equipment (valued at estimated replacement costs) and intangible assets (valued based upon estimated future revenue streams).  Following is our allocation of the purchase price at estimated fair values (in thousands):

	Historical Book Value-Pre Push Down Accounting (1)	Estimated Fair Value	Excess of Fair Value Over Book Value	Investor Group’s 78.84% of Excess	Pro Forma Balance Sheet
Furniture, fixtures and fixtures	$501	$818	$317	$250	$751
Intangible assets	3,697	15,390	11,693	9,219	12,916
Other net liabilities	(14,317)	(14,317)	—	—	(14,317)
Net Book /Fair Value of Assets and Liabilities	$(10,119)	$1,891	$12,010	$9,469	$(650)

(1)  Other net liabilities excludes the $3,293,000 of debt that was converted to equity before the application of push down accounting.

Following is our allocation of the purchase price at estimated fair values and amortization periods for the groups of assets that we expect to be affected (in thousands):

	Allocation of Purchase Price	Amortization (Useful Life)
Furniture, fixtures and fixtures	$751	3 years
Intangible assets:
Customer list	$7,000	5 years
Technology intangible assets	5,916	5 years
	$12,916

The technology and customer list intangibles will prospectively be measured for impairment based on objective criteria used to establish their initial valuations.

In accordance with push down accounting, the following pro forma statements of operations for the periods presented do not reflect estimated stock compensation and debt extinguishment charges of $188,000 and $988,000, respectively, resulting from the Management Equity/Conversion Transaction as such amounts will be charged to expense in the financial statements prior to the application of push down accounting and will have no impact on the post transaction balance sheet or statement of operations.

PRO FORMA CONSOLIDATED BALANCE SHEET

As of September 30, 2004

(UNAUDITED)

	Historical	Pro Forma Adjustments	Footnotes	Pro Forma

ASSETS
Current assets:
Cash	$555	$—		$555
Receivables, less allowance for doubtful accounts	2,130	—		2,130
Inventories, net	74	—		74
Prepaids and other assets	659	—		659

Total current assets	3,418	—		3,418

Furniture, fixtures and equipment, net	501	250	(b)	751
Intangibles, net	3,697	9,219	(b)	12,916
Other assets	14	—		14

Total assets	$7,630	$9,469		$17,099

LIABILITIES AND STOCKHOLDERS’ DEFICIENCY
Current liabilities:
Current portion of long-term debt	$983	—		$983
Accounts payable	1,078	—		1,078
Customer deposits	2,243	—		2,243
Accrued liabilities	2,725	(160)	(c)	2,565
Income taxes payable	111	—		111
Unearned revenue	3,415	—		3,415

Total current liabilities	10,555	(160)		10,395

Long-term debt	9,982	(3,133)	(c)	6,849
Other liabilities	505	—		505
Total liabilities	21,042	(3,293)		17,749

Stockholders’ deficiency:
Preferred Stock	—	—		—
Common Stock	152	329	(b)	581
		100	(a)
Additional paid-in capital	218,112	(170,760)	(b)	48,252
		900	(a)
Common stock subscribed	1,000	(1,000)	(a)	—
Accumulated other comprehensive income:
Minimum pension liability	(1,005)	792	(b)	(213)
Foreign currency translation	(47)	37	(b)	(10)
Unearned compensation	(25)	20	(b)	(5)
Accumulated deficit	(231,599)	182,344	(b)	(49,255)

Total stockholders’ deficiency	(13,412)	12,762		(650)

Total liabilities and stockholders’ deficiency	$7,630	$9,469		$17,099

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2003

(UNAUDITED)

(In thousands, except per share data)

	Historical	Management Transaction Pro Forma Adjustments	Footnotes	Pro Forma
Revenue:
Software	$3,855	—		$3,855
Network and computer equipment	485	—		485
Services	15,006	—		15,006
Total revenue	19,346			19,346

Direct costs:
Software	587	2,583	(b)	3,170
Network and computer equipment	370	—		370
Services	4,563	—		4,563
Total direct costs	5,520	2,583		8,103

Gross profit	13,826	(2,583)		11,243

Selling, general and administrative expenses	9,596	(224)	(b)	9,372
Research and development costs	2,828	—		2,828
Other operating expense	62	—		62
Operating income (loss)	1,340	(2,359)		(1,019)

Interest income	2	—		2
Interest expense	(1,219)	313	(d)	(906)
Other non-operating expense	(81)	—		(81)

Income (loss) before income tax expense	42	(2,046)		(2,004)
Income taxes benefit	311	—		311

Net income (loss)	$353	$(2,046)		$(1,693)
Income (loss) per share:

Basic income (loss) per share	$0.02	$(0.05)		$(0.03)
Diluted income (loss) per share	$0.02	$(0.05)		$(0.03)
Weighted average common shares used in determining income (loss) per share:

Basic	14,538	42,933		57,471
Diluted	14,838	42,933		57,471

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the three months ended September 30, 2004

(UNAUDITED)

(In thousands, except per share data)

	Historical	Pro Forma Adjustments	Footnotes	Pro Forma
Revenue:
Software	$842	—		$842
Network and computer equipment	118	—		118
Services	3,923	—		3,923
Total revenue	4,883			4,883

Direct costs:
Software	40	646	(b)	686
Network and computer equipment	103	—		103
Services	1,264	—		1,264
Total direct costs	1,407	646		2,053

Gross profit	3,476	(646)		2,830

Selling, general and administrative expenses	2,200	(78)	(b)	2,122
Research and development costs	956	—		956
Other operating expense	48	—		48
Operating income (loss)	272	(568)		(296)

Interest income	—	—		—
Interest expense	(303)	78	(d)	(225)
Other non-operating expense	(22)	—		(22)

Income (loss) before income tax benefit	53	(490)		(543)
Income taxes expense	(5)	—		(5)

Net income (loss)	$(58)	$(490)		$(548)
Income (loss) per share:

Basic income (loss) per share	$0.00	$(0.01)		$(0.01)
Diluted income (loss) per share	$0.00	$(0.01)		$(0.01)
Weighted average common shares used in determining income (loss) per share:

Basic	14,676	42,933		57,609
Diluted	14,676	42,933		57,609

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the nine months ended September 30, 2004

(UNAUDITED)

(In thousands, except per share data)

	Historical	Pro Forma Adjustments	Footnotes	Pro Forma
Revenue:
Software	$2,945	—		$2,945
Network and computer equipment	329	—		329
Services	11,683	—		11,683
Total revenue	14,957			14,957

Direct costs:
Software	369	1,937	(b)	2,306
Network and computer equipment	272	—		272
Services	3,446	—		3,446
Total direct costs	4,087	1,937		6,024

Gross profit	10,870	(1,937)		8,833

Selling, general and administrative expenses	6,900	(205)	(b)	6,695
Research and development costs	2,756	—		2,756
Other operating expense	67	—		67
Operating income (loss)	1,147	(1,732)		(585)

Interest income	1	—		1
Interest expense	(882)	234	(d)	(648)
Other non-operating expense	(60)	—		(60)

Income (loss) before income tax expense	206	(1,498)		(1,292)
Income taxes expense	(15)	—		(15)

Net income (loss)	$191	$(1,498)		$(1,307)
Income (loss) per share:

Basic income (loss) per share	$0.01	$(0.03)		$(0.02)
Diluted income (loss) per share	$0.01	$(0.03)		$(0.02)
Weighted average common shares used in determining income (loss) per share:

Basic	14,676	42,933		57,609
Diluted	14,676	42,933		57,609

Footnotes:

(a)                                  $1,000,000 private placement from Investor Group in September 2004 and is classified as Common Stock Subscribed as of September 30, 2004.  The pro forma adjustment reflects the issuance of 10,000,000 shares of common stock to the Investor Group resulting in $100,000 recorded to common stock (10,000,000 shares multiplied by $0.01 par value per share) and $900,000 recorded to additional paid-in capital ($1,000, 000 private placement less $100,000 recorded to common stock).

(b)                                 The Management Equity/Conversion Transaction resulted in the use of purchase accounting.  Adjustments effecting common stock, additional paid-in capital, accumulated other comprehensive income and accumulated deficit are as follows:

	Historical Equity	Compensation Expense (1)	Debt Conversion	Debt Extinguishment Charge (2)	Pre-Push Down Accounting Subtotal	Push Down Accounting Entries	Pro Forma Equity (3)
Stockholders’ deficiency:
Common stock	$152	$—	$329	$—	$481	$—	$—
Additional paid-in capital	219,112	188	2,964	988	223,252	(174,423)	48,829
Accumulated othercomprehensive income	(1,077)	—	—	—	(1,077)	849	(228)
Accumulated deficit	(231,599)	(188)	—	(988)	(232,775)	183,520	(49,255)
Total	$(13,412)	$—	$3,293	$—	$(10,119)	$9,469	$(650)

(1)          $188,000 non-cash stock compensation charge and $988,000 debt extinguishment charge to be recorded prior to the application of push down accounting. The non cash stock compensation charge will be recorded upon issuance of the 10,000,000 shares of our common stock on November 1, 2004, based on the pro rata portion of shares being issued that are attributable to members of the company’s management of 62.5% (Mr. Ressler, Mr. Dolan and Mr. Kretzmer) multiplied by the excess of the market value of our common stock on date of issuance of $0.13 per share over the $0.10 per share purchase price (10,000,000 shares multiplied by $0.03 then multiplied by 62.5% to equal $188,000).

(2)          As the carrying value of the acquired indebtedness of $3,293,000 as of September 30, 2004 was lower than the fair value (quoted market price) of the 32,930,000 shares to be issued in connection with the debt conversion on the conversion date of $4,281,000 (32,930,000 shares $0.13 per share), the Company will record a debt extinguishment charge of $988,000, which has been measured as of the conversion date (commitment date) of November 1, 2004 for accounting purposes.

(3)          Accumulated deficit and other comprehensive income are adjusted to equal minority interest’s share of 16.63% plus Investor Group share from pre-existing ownership of 4.53% (totaling 21.16%) of pre transaction amounts (Accumulated other comprehensive income of ($1,077) x 21.16% = ($228) and accumulated deficit of $232,775) x 21.16% = 49,255).  Additional paid-in capital adjustment equals the balance necessary to force stockholders’ deficiency to equal $650,000 resulting in a $9,469,000 step up in book value.

Preliminary estimate of the fair value of assets and liabilities to be recorded from Management Equity/Conversion Transaction using purchase accounting. Below is the purchase price allocation relating to the net assets acquired.  As a third party expert has not yet performed a valuation of the intangible and tangible assets, we have estimated the fair value to be the book value for all assets and liabilities except for furniture, fixtures and equipment (valued at estimated replacement costs) and intangible assets (valued based upon estimated future revenue streams).  Following is our allocation of purchase price at estimated fair values (in thousands):

	Historical Book Value-Pre Push Down Accounting (1)	Estimated Fair Value	Excess of Fair Value Over Book Value	Investor Group’s 78.84% of Excess	Pro Forma Balance Sheet
Furniture, fixtures and fixtures	$501	$818	$317	$250	$751
Intangible assets	3,697	15,390	11,693	9,219	12,916
Other net liabilities	(14,317)	(14,317)	—	—	(14,317)
Net Book /Fair Value of Assets and Liabilities	$(10,119)	$1,891	$12,010	$9,469	$(650)

(1)  Other net liabilities excludes the $3,293,000 of debt that was converted to equity before the application of push down accounting.

Pro forma deprecation expense on furniture, fixtures and equipment was calculated by dividing the estimated fair market value of furniture, fixtures and equipment as of $751,000 by the estimated useful life of three years to arrive at the pro forma deprecation expense of $250,000, $188,000 and $63,000, for the year ended December 31, 2003 and the three and nine month periods ended September 30, 2004, respectively, and then subtracting the historical deprecation expense for the respective periods of $474,000, $141,000 and $393,000 to arrive at the pro forma adjustments as follows (in thousands):

	For the Year Ended December 31, 2003	For the Nine Months Ended September 30, 2004	For the Three Months Ended September 30, 2004
Estimated fair value	$751	$751	$751
Estimated depreciation expense	$250	$188	$63
Less: historical depreciation expense	(474)	(393)	(141)
Pro Forma Adjustments	$(224)	$(205)	$(78)

Pro forma amortization expense for identifiable intangible assets was calculated taking the total pro forma intangible asset balance after the Management Equity/Conversion Transaction as of September 30, 2004 of $12,916,000 ($3,697 historical balance plus $9,219,000 step up in basis) then amortizing over the estimated useful life of five years resulting in pro forma amortization expense of $2,583,000 for the year ended December 31, 2003 and  $646,000 and $1,937,000 for the three and nine month periods ended September 30, 2004, respectively.  For purposes of the pro forma financial statements, no amounts have been estimated to be allocated to goodwill. The technology and customer list intangibles will prospectively be measured for impairment based on objective criteria used to establish their initial valuations.

(c)                                  $3,133,000 of secured debt and $160,000 of accrued interest due to Investor Group, totaling $3,293,000, and converted to equity with common stock being adjusted to reflect the $0.01 par value of the approximately 32,930,000 shares to be issued upon conversion of the outstanding debt and accrued interest as of September 30, 2004 (32,930,000 shares x $0.01 = $329) with the balance to additional paid in capital ($3,293 minus $329 = $2,964).

(d)                                 Reduction of interest expense as a result of $3.13 million of debt converted to equity.  The reduction in interest expense was calculated by multiplying the $3.13 million of debt converted to equity the interest rate of 10% resulting in a pro forma reduction in interest expense of $313,000 per year ($78,000 per quarter).

Item 2.   Management’s Discussion And Analysis Of Financial Condition And Results Of Operations

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect our reported assets, liabilities, revenues and expenses. On an on-going basis, we evaluate our estimates, including those related to revenue recognition, accounts receivable and intangible assets. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. This forms the basis of judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies and the related judgments and estimates affect the preparation of our consolidated financial statements:

Revenue Recognition

The Company earns revenue from sales of hardware, software and professional services and from arrangements involving multiple elements of each of the above.  Revenue for multiple element arrangements are recorded by allocating revenue to the various elements based on their respective fair values as evidenced by vendor specific objective evidence.  The fair value in multi-element arrangements is determined based upon the price charged when sold separately.  Revenue is not recognized until persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectibility is probable.  Sales of network and computer equipment are recorded when title and risk of loss transfers.  Software revenues are recorded when application software programs are shipped to end users, resellers and distributors, provided the Company is not required to provide services essential to the functionality of the software or significantly modify, customize or produce the software.  Professional services fees for software development, training and installation are recognized as the services are provided. Maintenance revenues are recorded evenly over the related contract period.

Accounts Receivable

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. The amount of our reserves is based on historical experience and our analysis of the accounts receivable balances outstanding. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required which would result in an additional general and administrative expense in the period such determination was made. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past.

Intangible and Long-Lived Assets

At December 31, 2003 and September 30, 2004, intangible and other long-lived assets represented 56% and 55%, respectively, of the Company’s total assets.

Goodwill must be tested at least annually for impairment at a level of reporting referred to as the reporting unit and more frequently if adverse events or changes in circumstances indicate that the asset may be impaired.   The Company did not record an impairment charge upon completion of the initial impairment reviews on January 1, 2002 or upon its annual impairment review at December 31, 2003.

Long-lived assets consist of property and equipment and other identifiable intangible assets.  These assets are depreciated or amortized over their estimated useful life, and are subject to impairment reviews.  The Company periodically reviews long-lived assets whenever adverse events or changes in circumstances indicate the carrying value of such assets may not be recoverable.  In assessing recoverability, the Company must make assumptions regarding estimated future cash flows and other factors to determine if an impairment loss may exist, and, if so, estimate fair value.  The Company also must estimate and make assumptions regarding the useful lives assigned to its long-lived assets.  If these estimates, or their related assumptions, change in the future, the Company may be required to record impairment losses or change the useful life including accelerating depreciation or amortization for these assets.

Accrued Expenses

The Company reviews its contingent liabilities, which arise primarily from litigation and litigation defense costs, in accordance with Statement of Financial Accounting Standards No. 5 (SFAS 5), “Accounting for Contingencies”.  Contingent liabilities are recorded as liabilities when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable.  Contingent liabilities are often resolved over long periods.  Estimating probable losses requires judgments about both the amount of liability, which may or may not be readily determinable, and the likelihood of liability, which involves ranges of probability that can at times be broad and depend on the potential actions of third parties.

Provision for Income Taxes

Provision for income taxes is based upon the Company’s estimate of taxable income or loss for each respective accounting period.  An asset or liability is recognized for the deferred tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements.  These temporary differences will result in taxable or deductible amounts in future periods when the reported amounts of assets are recovered or liabilities are settled. The Company regularly reviews its deferred tax assets to determine the amount that is more likely than not to be realized. When this amount is less than the deferred tax asset recorded, the Company records a valuation allowance to reduce the asset to its estimated realizable value.  If the Company determined that it was not going to be able to fully realize its recorded deferred tax assets, it would make an adjustment to the valuation allowance.  This would reduce net income in the period that the Company made its determination.  Similarly, if the Company realized that it was going to be able to fully realize a deferred tax asset in excess of its net recorded value, net income would be increased in the period that the Company made its determination.

The Company also reviews its deferred tax liabilities on a regular basis to determine that the amount recorded is adequate to cover the expected reversal of temporary income tax liabilities.  In the event that the amount recorded was less than adequate, the deferred tax liability would be increased to its estimated realizable value and net income would be decreased accordingly.  In the event that the deferred tax liability was determined to be overstated, it would be reduced to its estimated realizable value and net income would increase accordingly.

The Company generally determines its effective tax rate by considering the statutory federal income tax rate, the statutory state and local tax rates (net of the federal income tax benefit) and any nondeductible expenses.  This rate could also be affected by increases or decreases to deferred tax assets or liabilities as described above.

Software Development Costs

All costs incurred to establish the technological feasibility of software products to be sold to others are expensed as research and development. Once technological feasibility has been established, all software production costs are capitalized.  Amortization is computed on an individual product basis and is recognized over the greater of the remaining economic lives of each product or the ratio that current gross revenues for a product bear to the total of current and anticipated revenues for that product, commencing when the products become available for general release to customers.  Software development costs are generally amortized over a three-year period.  The Company continually assesses the recoverability of software development costs by comparing the carrying value of individual products to their net realizable value.

The Company capitalized $619,000 and $821,000 of software development costs for the period ending September 30, 2003 and 2004 respectively, relating to our new N-Tier, Internet-native corporate application suite of products written in java.  We believe that these new products will produce new sales adequate to recover amounts capitalized.  We expect that certain of our new products will be available for general release during the first quarter of 2005 at which time amortization of such costs shall commence. There can be no assurance that the company will be able to generate sufficient cash flow to continue to fund its research and development activities related to the N-Tier product.

Liquidity and Capital Resources

At September 30, 2004, our working capital deficiency decreased from a working capital deficiency of $10,399,000 at December 31, 2003 to a working capital deficiency of $7,137,000.  Excluding unearned revenue of $3,415,000, working capital deficiency at September 30, 2004 was $3,722,000.  Excluding unearned revenue of $3,209,000, the Company’s working capital deficiency at December 31, 2003 was $7,190,000.  Excluding unearned revenue, the decrease in the working capital deficiency of $3,468,000 was primarily attributable to increases in receivables of $817,000 and decreases in current portion of long term debt of $2,663,000, customer deposits of $90,000, accrued liabilities of $334,000 offset by decrease in cash of $109,000 and increase in accounts payable of $174,000.

Net cash used in investing activities for the period ended September 30, 2004 totaled $919,000, which is comprised of capital expenditures of $98,000 and capitalized software of $821,000.

Net provided by financing activities for the period ended September 30, 2004 totaled $406,000, which represents a $1,000,000 private placement of cash by an Investor Group offset by $594,000 of repayments on long-term debt.  On March 31, 2004, the Company successfully re-negotiated the terms of its Wamco loan whereby the maturity date was extended to February 28, 2006.  In addition, various restrictions and covenants, pursuant to the inter-creditor agreement between Canyon and Wamco, were amended to include a minimum quick ratio of 0.20 to 1.00 and a minimum debt coverage ratio of 0.50 to 1.00 which commence as of and for the three month period ended March 31, 2004 and for each and every fiscal quarter ending thereafter.  The Company was in compliance with the amended debt covenants as of and for the period ending September 30, 2004. There is no guaranty that the Company will meet its debt covenants in the future.  In the event that the Company were not in compliance with the various restrictions and covenants and were unable to receive waivers for non-compliance, the term loan would be immediately due and payable.

Stockholders’ deficiency decreased from $14,586,000 at December 31, 2003 to $13,412,000 at September 30, 2004, mainly as a result of a $1,000,000 private placement of cash for subscribed common stock and net income during the period of $191,000.

Although the Company has a net stockholders’ deficiency of $13,412,000 and a working capital deficit of $7,137,000 at September 30, 2004, the Company believes it will generate sufficient funds from operations to meet its operating and capital requirements.  In the event that the Company cannot generate positive cash flow from its operations during 2004 and 2005, the Company can substantially reduce its research and development efforts to mitigate cash outflow to help sustain its operations.  There can be no assurance that the Company will be able to sustain profitability or generate positive cash flow from operations; however, the Company expects to generate positive cash flow from its operations during 2004 and 2005 from shipping out products and services from its current backlog as of September 30, 2004 as well as new orders. These financial statements have been prepared assuming the Company will continue to operate as a going concern. If the Company is unsuccessful in the aforementioned efforts, the Company could be forced to liquidate certain of its assets, reorganize its capital structure and, if necessary, seek other remedies available to the Company, including protection under the bankruptcy laws.

Order, Shipment and Backlog

We record and enter into backlog a purchase order for equipment and software when we receives a customer’s written order requesting delivery within twelve months, and systems configuration and contract provisions are verified.  Orders that are canceled by the customer and orders that are not shipped within one year are removed from backlog.  Orders that are removed from backlog for non-shipment are restored if they are reinstated by the customer.  Our backlog as of September 30, 2004 and 2003 was $2,200,000 and $1,900,000, respectively.

Our backlog is not necessarily indicative of future revenues.

Contractual Obligations and Commercial Commitments

The following table summarizes the Company’s obligations and commitments as of September 30, 2004, excluding interest and original issue discount:

	Payments Due by Period (in thousands)
Contractual Cash Obligations	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years

Long-Term Debt	$11,045	$983	$6,452	$3,278	$332
Operating Leases	1,321	479	842	—	—
Consulting Agreements	30	30	—	—	—
	$12,396	$1,492	$7,293	$3,278	$332

Results of Operations

Three Months Ended September 30, 2003 Compared to Three Months Ended September 30, 2004

	September 30, 2003	Percentage of Revenue	September 30, 2004	Percentage of Revenue
	(in thousands)		(in thousands)
Revenue:	$4,814	100.0%	$4,883	100.0%
Gross profit	3,465	71.9%	3,476	71.2%
Selling, general and administrative expenses	2,307	47.9%	2,200	45.1%
Research and development costs	764	15.9%	956	19.6%
Other operating expense	(134)	(2.8)%	48	1.0%
Interest expense, net	286	5.9%	303	6.2%
Other non-operating expense	98	2.0%	22	0.5%
Income tax expense	12	0.2%	5	0.1%
Net income (loss)	$132	2.7%	$(58)	1.2%

Revenue for 2004 was $4,883,000 compared to $4,814,000 in 2003 or a 1.4% increase. Revenue increased $69,000 in 2004, as a result of increased software support service.

Gross profit for 2004 increased to $3,476,000 from $3,465,000 in 2003.  The slight increase in gross profit is mainly due to the decreased software costs from 2003 to 2004.

Selling, general and administrative expenses (“SG&A”) decreased from $2,307,000 in 2003 to $2,200,000 in 2004.  The decrease is mainly due to closing the Company’s Mexico office in January, 2004 and the ongoing effects of the management cost control program resulting in reduced vendor costs and consulting services.

Research and development costs increased from $764,000 in 2003 to $956,000 in 2004. The increase is mainly due to the addition of several developers in the Company’s Malaysia operations, including associated overhead costs and  other consulting services.  The Company capitalized $200,000 and $217,000 of software development costs in 2003 and 2004, respectively, associated with the Company’s product development of its new internet native suite of applications as well as our core product offerings.

Net interest expense was $286,000 in 2003 compared to $303,000 in 2004.

Other non-operating expense decreased from $98,000 in 2003 to $22,000 in 2004.  In 2003 non-operating expense relates to pension expense under a defined benefit plan for former employees from our discontinued operations. Other non-operating expense of $22,000 in 2004 mainly relates to minority interest expenses associated with our Asian Operations. There were no material defined benefit expenses recorded in 2004.

Nine Months Ended September 30, 2003 Compared to Nine Months Ended September 30, 2004

	September 30, 2003	Percentage of Revenue	September 30, 2004	Percentage of Revenue
	(in thousands)		(in thousands)
Revenue	$14,752	100.0%	$14,957	100.0%
Gross profit	10,705	72.6%	10,870	72.7%
Selling, general and administrative expenses	7,277	49.3%	6,900	46.1%
Research and development costs	2,104	14.3%	2,756	18.4%
Other operating expense (income)	(181)	(1.2)%	67	0.4%
Interest expense, net	928	6.3%	882	5.9%
Other non-operating expense	309	2.1%	60	0.4%
Income tax expense (benefit)	(41)	(0.3)%	15	0.1%

Net income	$310	2.1%	$191	1.3%

Revenue for 2004 was $14,957,000 compared to $14,752,000 in 2003 or a 1.0% increase. Revenue increased $205,000 in 2004, as a result of increased software support services driven by slight price increases.

Gross profit for 2004 increased to $10,870,000 from $10,705,000 in 2003.  The increase in gross profit is mainly due to the increase in professional and support services revenues.

Selling, general and administrative expenses (“SG&A”) decreased from $7,277,000 in 2003 to $6,900,000 in 2004.  The decrease is mainly due to the closing of the Company’s Mexico office in January, 2004 and the ongoing effects of  the management cost control program resulting in reduced, building rent and consulting services.

Research and development costs increased from $2,104,000 in 2003 to $2,756,000 in 2004.  The company capitalized $619,000 and $821,000 of software development costs in 2003 and 2004, respectively. The increase is mainly due to the Company continued efforts to invest in product development of its new internet native suite of applications as well as our core product offerings primarily incurred as a result of the addition of several developers in the Company’s Malaysia operations, including associated overhead costs and  other consulting services

Other operating expense (income) was ($181,000) in 2003 and $67,000 in 2004.  Other operating income in 2003 is due to receipt of approximately $46,000 of cash resulting from a legal settlement on a tax claim with the United Stated Internal Revenue Service that resulted in a one-time gain of $262,000.  There was no such gain in 2004.

Net interest expense was $928,000 in 2003 compared to $882,000 in 2004.  The decrease is due to lower balances of interest bearing debt during 2004 as compared to 2003.

Other non-operating expense decreased from $309,000 in 2003 to $60,000 in 2004.  In 2003 non-operating expense relates to pension expense under a defined benefit plan for former employees from our discontinued operations.  In 2004 $35,000 relates to minority interest expense associated with our Asia Operations. There were no material defined benefit expense recorded in 2004.

The income tax benefit in 2003 is due to the Company recording a domestic income tax receivable during the period to recover taxes previously paid. There were no such receivables recorded in 2004.

Item 3.  Quantitative And Qualitative Disclosures About Market Risk

Market Risk Disclosures

The following discussion about our market risk disclosures contains forward-looking statements.  Forward-looking statements are subject to risks and uncertainties.  Actual results could differ materially from those discussed in the forward-looking statements.  We are exposed to market risk related to changes in interest rates and foreign currency exchange rates.  We do not have derivative financial instruments for hedging, speculative, or trading purposes.

Interest Rate Sensitivity

Of our $11.0 million principal amount of indebtedness at September 30, 2004, none bears interest at a variable rate.  However, $5.7 million bears interest at a fixed rate of 11%, $3.6 million bears interest at a fixed rate of 10%, $1.0 million bears interest at 9.25% and $0.7 million bears fixed interest rates ranging from 6% to 17.5%. Since these debt instruments bear interest at fixed rates, we have no exposure to decreases in interest rates because we still are required to pay the fixed rate even if current interest rates are lower.

Foreign Currency Risk

We believe that our exposure to currency exchange fluctuation risk is reduced because our transactions with international vendors and customers are generally transacted in US dollars. The currency exchange impact on intercompany transactions was immaterial for the quarter ended September 30, 2004.

Item 4.  Evaluation of Disclosure Controls and Procedures

(a)         Evaluation of disclosure controls and procedures

We evaluated the design and operation of our disclosure controls and procedures to determine whether they are effective in ensuring that we disclose the required information in a timely manner and in accordance with the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and forms of the Securities and Exchange Commission. Management, including our principal executive officer and principal financial officer, supervised and participated in the evaluation. The evaluation was completed as of September 30, 2004. The principal executive officer and principal financial officer concluded, based on their review, that our disclosure controls and procedures, as defined by Exchange Act Rules 13a-14(c) and 15d-14(c), are effective and ensure that we disclose the required information in reports that we file under the Exchange Act and that the filings are recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms. No significant changes were made to our internal controls or other factors that could significantly affect these controls subsequent to the date of their evaluation.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems no evaluation of controls can provide absolute assurance that all control issues if any, within a company have been detected.

On November 17, 2004, the Company’s independent auditors orally notified the Company’s Audit Committee that they had identified significant deficiencies regarding the Company’s internal controls. The deficiencies noted were mainly (a) the lack of segregation of duties and (b) the lack of adequate account analysis and reconciliations, and (c) insufficient supervision of the Company’s accounting personnel.  The Company believes such deficiencies were primarily attributable to changes in personnel within the accounting department combined with the lack of adequate resources given the size of the Company.  However, the Company has taken steps to improve these internal control weaknesses such as hiring of additional accounting personnel and the reallocation of duties to better facilitate segregation of duties and supervision.  Additionally, the Company has implemented procedures for timely and complete account analysis and reconciliations.  We are implementing new accounting software, which implementation will be completed in the first quarter of 2005, that we expect will mitigate certain weaknesses in our systems to ensure our financial statements are fairly presented in accordance with United States Generally Accepted Accounting Principles.

Based on the investigation by the Company’s Audit Committee and additional procedures performed by management, the principal executive officer and principal financial officer have concluded that our disclosure controls and procedures are effective and will timely alert the Company’s management to material information relating to the Company that is required to be included in our periodic Securities and Exchange Committee filings, and that the internal controls are sufficient to provide reasonable assurance that the consolidated financial statements are fairly presented in conformity with generally accepted accounting principles.

(b)         Changes in internal controls

There were no significant changes in our internal controls or to our knowledge, in other factors that could significantly affect our disclosure controls and procedures subsequent to the Evaluation Date.

PART II - OTHER INFORMATION

Item 1.    Legal Proceedings

Hotel Information Systems, Inc.

On March 25, 2003, the Company entered into a settlement agreement with Hotel Information Systems (“HIS”) and one of its former corporate officers whereby (i) the parties dismissed all claims, known and unknown, against each other; (ii) the Company forgave and wrote off a note receivable from the former corporate officer of HIS in the amount of $66,000 (which was expensed to other expense in the 2002 consolidated statement of operations); (iii) the Company paid $50,000 in cash and issued a non-interest bearing unsecured promissory note which requires 35 consecutive monthly payments of $5,000 each commencing April 1, 2003; and (iv) the remaining 374,116 shares in the escrow account will be released to the Company.  If the Company is delinquent four times in any twelve-month period during the term of the unsecured promissory note in making its $5,000 monthly payments to HIS, and HIS issues respective valid default notices, the Company will be subject to a $225,000 penalty.  The 374,116 shares have been received by MAI together with the HIS authorization to legally transfer such shares to MAI.

Imputing interest at 11%, the present value of the $175,000 promissory note at the date of the settlement was $149,000.  The Company recorded the present value of this debt issuance and the $50,000 cash payment as a reduction to additional paid-in capital.

Logix Development Corporation

The Company entered into a settlement agreement with Logix Development Corporation (“Logix”) in July of 2002 whereby we (i) issued Logix 200,000 shares of our Common Stock (ii) required the Company to make various cash installment payments totaling $175,000 to be paid within 1 year and (iii) executed a contract with Logix for a consulting project in the amount of $50,000.  The Company has made all required payments to Logix under this settlement agreement.

In December 2003, the Company entered into another settlement agreement with Logix whereby it (i) issued 200,000 free trading shares in exchange for the 200,000 restricted Common Shares from the original settlement agreement in July 2002 (ii) required the Company to make monthly payments totaling $187,500 over a 25 month period and (iii) mutually released each other of all past, present and future claims associated with the lawsuit.

Other Litigation

The Company is also involved in various other legal proceedings and claims that are incidental to its business. Management believes the ultimate outcome of these matters will not have a material adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

Item 2.  Changes in Securities and Use of Proceeds

(a)           None.

(b)           None.

(c)           None

(d)           None.

Item 3.  Defaults Upon Senior Securities

(a)           None

Item 4.  Submission of Matters to a Vote of Security Holders

(a) The Company held its Annual Meeting of Stockholders on September 22, 2004 at the Hollywood Roosevelt Hotel, 7000 Hollywood Boulevard, Los Angeles, California.

(b) Elected Directors of Registrant. The following persons were elected to serve as directors of the Company: Richard S. Ressler, Zohar Loshitzer, Stephen Ross and Steven F. Mayer.

(c) Items Voted Upon by Stockholders of the Registrant. The following matters were voted upon and approved by the stockholders of the Company. The number of votes cast for and against are set forth below (as well as the applicable number of abstentions and broker non-votes):

Subject	Votes For	Votes Against Or Withheld	Abstentions

ELECTION OF DIRECTORS:

Richard S. Ressler	14.937.000	143,423	—
Zohar Loshitzer	14,942,553	137,870	—
Stephen Ross	14,972,360	108,063	—
Steven F. Mayer

APPROVAL OF THE MANAGEMENT CONVERSION/EQUITY TRANSACTION	7,755,960	1,230,483	4,721

APPROVAL OF AMENDMENT TO COMPANY’S ARTICLES OF INCORPORATION	7,795,582	1,192,348	3,234

APPROVAL OF AMENDMENT TO 2001 RESTRICTED STOCK PLAN	7,823,733	1,163,731	3,700

RATIFICATION OF THE COMPANY’S SELECTION OF BDO SEIDMAN LLP AS INDEPENDENT AUDITORS FOR THE COMPANY	14,188,674	1,163,731	3,700

(d)           None

Item 5.  Other Information

(a)           None.

Item 6.  Exhibits and Reports on Form 8-K

(a)	Exhibits

31.1	Certification of Chief Executive Officer, W. Brian Kretzmer, as required by Section 3.02 of Sarbane-Oxley Act of 2002

31.2	Certification of Chief Financial Officer, James W. Dolan, as required by Section 3.02 of Sarbane-Oxley Act of 2002

32.1	Certification of Chief Executive Officer, W. Brian Kretzmer, as required by Section 9.06 of Sarbane-Oxley Act of 2002

32.2	Certification of Chief Financial Officer, James W. Dolan, as required by Section 9.06 of Sarbane-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MAI SYSTEMS CORPORATION
(Registrant)

Date: March , 2005	By:	/s/James W. Dolan
James W. Dolan
Chief Financial and Operating Officer
(Chief Financial and Accounting Officer)

Exhibit 31.1

CERTIFICATION

I, William B. Kretzmer, certify that:

1. I have reviewed this quarterly report on Form 10-Q/A of MAI Systems Corporation;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)              designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)             evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

c)              presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s    auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)              all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)             any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March , 2005	By:	/s/ William B. Kretzmer
William B. Kretzmer
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, James W. Dolan, certify that:

1. I have reviewed this quarterly report on Form 10-Q/A of MAI Systems Corporation;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a)              designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

b)             evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

c)              presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a)              all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)             any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March , 2005	By:	/s/ James W. Dolan
James W. Dolan
Chief Financial and Operating Officer

Exhibit 32.1

CERTIFICATION

In connection with the Quarterly Report on Form 10-Q/A of MAI Systems Corporation (the Company) for the period ended September 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, William B. Kretzmer, Chief Executive Officer of the Company, certify pursuant to 18 U. S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that :

1.               The Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934, as amended; and

2.               The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March , 2005	By:	/s/ William B. Kretzmer
William B. Kretzmer
Chief Executive Officer

Exhibit 32.2

CERTIFICATION

In connection with the Quarterly Report on Form 10-Q/A of MAI Systems Corporation (the Company) for the period ended September 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the Report), I, James D. Dolan, Chief Financial and Operating Officer of the Company, certify pursuant to 18 U. S. C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that :

1.               The Report fully complies with the requirements of Section 13 (a) or 15 (d) of the Securities Exchange Act of 1934, as amended; and

2.               The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March , 2005	By:	/s/ James W. Dolan
James W. Dolan
Chief Financial and Operating Officer

Appendix B

SIDLEY AUSTIN BROWN & WOOD LLP

beijing brussels chicago dallas geneva hong kong london	555 West Fifth Street Los Angeles, California 90013 Telephone 213 896 6000 Facsimile 213 896 6600 www.sidley.com Founded 1866	los angeles new york san francisco shanghai singapore tokyo washington, d.c.

writer’s direct number (213) 896-6013		writer’s e-mail address gcohen@sidley.com

March 11, 2005

United States Securities and Exchange Commission

Division of Corporation Finance

ATTN:  Celeste M. Murphy

450 Fifth Street, N.W.

Washington D.C., 20549-0406

Re:                               Canyon Capital Advisors LLC
MAI Systems Corporation- Schedule 13E-3 and Amendments in
Contemplation of a Rule 13e-3 Transaction
File No. 5-38111

Dear Ms. Murphy:

We represent Canyon Capital Advisors LLC, a Delaware limited liability company and a registered investment advisor under the Investment Advisers Act of 1940 (“CCA”) as well as the following related entities in connection with the filing of Amendment No. 2 to the Schedule 13E-3 on behalf of MAI Systems Corporation, a Delaware corporation (the “Company”):  The Value Realization Fund, L.P., a Delaware limited partnership (“VRF”); The Canyon Value Realization Fund (Cayman), Ltd., a Cayman Islands corporation (“CVRF”);  CPI Securities LP, a California limited partnership (“CPI” and collectively with CCA, VRF, and CVRF, “Canyon Entities”) and GRS Partners II, an Illinois general partnership (“GRS”).

CCA acts as an investment advisor to and manages the accounts of VRF, CVRF and GRS.  CCA does not act as an investment advisor or manager to CPI; rather, both CCA and CPI are under the common control of CCA’s principals:  Joshua S. Friedman, Mitchell R. Julis and R. Christian B. Evensen.  As explained below, the Canyon Entities and GRS have acted in arms-length transactions as lenders and small stockholders to the Company.  Their relationship with the Company is limited to their status as creditors and passive investors of the Company and are not directly or indirectly affiliated with the management of the Company.

SIDLEY AUSTIN BROWN & WOOD LLP IS A DELAWARE LIMITED LIABILITY PARTNERSHIP
PRACTICING IN AFFILIATION WITH OTHER SIDLEY AUSTIN BROWN & WOOD PARTNERSHIPS

For the statements set forth below, we believe that neither CCA nor the Canyon Entities should be parties to the Company’s Schedule 13E-3 filing or any amendments thereto:

Background

The Canyon Entities loaned $6,000,000 to the Company under a Note Purchase Agreement, dated as of March 3, 1997 (the “Canyon Loan”), in exchange for 11% Subordinated Notes to the Canyon Entities in the following amounts:  $2,700,000 note to VRF; $2,700,000 note to CVRF; $300,000 note to GRS and $300,000 note to CPI.  In connection with the Canyon Loan, the Company also issued warrants under a Warrant Agreement, dated as of March 3, 1997, to the Canyon Entities to purchase common stock in the Company in the following amounts:  337,500 shares to VRF; 337,500 shares to CVRF; 37,500 shares to GRS and 37,500 shares to CPI.  Through a series of subsequent amendments to the Canyon Loan and the transactions described in this letter, the Canyon Entities aggregately acquired beneficial ownership of 2,515,600 shares of the Company’s common stock.

Richard S. Ressler is the Chairman of the board of directors of the Company.  He is also the president and controlling shareholder of Orchard Capital Corporation (“Orchard”), a California corporation.  In March 2004, Mr. Ressler reached an agreement with CSA Private Limited (“CSA”), a Singapore business entity and lender to the Company, to buy back some of the Company’s outstanding debt to be retired, as well as the Company’s common stock owned by CSA.  To finance the buyback, Mr. Ressler invited the Canyon Entities to become passive, non-controlling members of HIS Holdings, LLC (“HIS Holdings”), along with W. Brian Kretzmer, the Company’s Chief Executive Officer and President, and James W. Dolan, the Company’s Chief Financial and Operating Officer.  However, as evidenced by the specific terms of the HIS Holdings’ Operating Agreement, Orchard would have exclusive management control over HIS Holdings and could only be removed by unanimous action of the members.  In addition, all decisions and actions made or taken by the Manager would be conclusive and absolutely binding upon HIS Holdings and its members. Hence, Mr. Ressler would have sole discretion over HIS Holdings by way of his controlling ownership in Orchard and the Canyon Entities would have neither control to direct the voting of the Company’s stock held under HIS Holdings nor the ability to remove Orchard from its management of HIS Holdings without Mr. Ressler’s consent.  Yet to avoid severe dilution of their investment in the Company upon HIS Holding’s conversion of the Company Debt (as defined below) into 43,172,110 additional shares, the Canyon Entities agreed to become members of HIS Holdings.  GRS declined to participate.

Pursuant to the transaction contemplated in the foregoing paragraph, HIS Holdings and CSA entered into a Note Purchase Agreement and a Stock Purchase Agreement on March 31, 2004 under which HIS Holdings acquired 2,433,333 shares of the Company’s Common Stock and $3,133,344 of the Company’s indebtedness (the “Company Debt”) from CSA.  On November 1, 2004, HIS Holdings acquired a controlling interest in the Company by

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converting the Company Debt (and accrued interest thereon) and investing an additional $1,000,000 in the Company for 43,172,110 additional shares of the Company’s common stock.  Simultaneously, the 2,433,333 shares of the Company’s common stock initially acquired by HIS Holdings on March 31, 2004 were distributed to each of the HIS Holdings members in the following amounts:  912,500 shares to Mr. Ressler; 912,500 shares to the Canyon Entities; 304,167 to Mr. Kretzmer and 304,166 to Mr. Dolan.

It should also be noted, however, that none of CCA, GRS nor the Canyon Entities learned about the contemplated Rule 13e-3 “going private” transaction until the Company filed its first Schedule 13E on December 16, 2004.  Moreover, neither we nor our clients were ever consulted about our client’s participation in the Schedule 13E until Amendment No. 1 to the Schedule 13E had already been filed on January 31, 2005.

I.                                         THE CANYON ENTITIES AND GRS ARE NOT AFFILIATES OF THE COMPANY BECAUSE THEY LACK “CONTROL” IN THE COMPANY AND DO NOT HAVE BOARD REPRESENTATION.

Rule 13e-3(b)(2) (the “Rule”) of the Securities Exchange Act of 1934 requires any issuer or affiliate engaging in a Rule 13e-3 transaction to, inter alia, file a Schedule 13E-3 with the SEC.  An “affiliate” of an issuer is defined in subsection (a)(1) of the Rule as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.”  Section II(D)(3) of Current Issues and Rulemaking Projects Outline dated November 14, 2000 provides that the staff has consistently “taken the position that members of senior management of the issuer that is going private are affiliates of that issuer,” noting that an “important aspect of the staff’s analysis was the fact that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board … and otherwise be in a position to ‘control’ the surviving company.”

Here, neither GRS nor the Canyon Entities are affiliates of the Company.  They are not controlled by or held under common control with the Company.  In addition, neither the Canyon Entities nor GRS can be said to have control over the Company.  Of the Company’s 57,847,862 shares of common stock outstanding, the Canyon Entities and GRS aggregately own a mere 2,515,600 shares, less than 5% of the Company’s outstanding shares.  These shares include the 912,500 shares distributed to the Canyon Entities through HIS Holdings, as described above.  While it is true that the Canyon Entities share the economic benefits of additional shares of the Company’s common stock through their membership in HIS Holdings, they have no control of those shares (voting or disposition) due to Orchard’s sole and absolute discretion over HIS Holdings management decisions.  Thus, vis-à-vis Orchard’s control over the 43,172,110 shares (approximately 74.6% of the Company’s 57,847,862 shares outstanding) under HIS Holdings, the collective 2,515,600 independently owned shares of both GRS and the Canyon Entities are insufficient to control the Company.

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In addition, neither GRS nor the Canyon Entities have any representation in the Company’s board and thus cannot verify the statements set forth in the Company’s Schedule 13E-3 or subsequent amendments thereto.  This lack of a board seat, when coupled with the Canyon Entities’ inability to influence HIS Holdings as the controlling stockholder of the Company, supports the fact that both GRS and the Canyon Entities are non-affiliates of the Company.  Therefore, they should not be parties to the Schedule 13E-3 filing or amendments thereto.

II.                                     CCA IS NOT AN AFFILIATE OF THE COMPANY BECAUSE IT LACKS “CONTROL” IN THE COMPANY AND DOES NOT HAVE BOARD REPRESENTATION.

Like GRS and the Canyon Entities, CCA is not an affiliate of the Company.  CCA is neither controlled by nor under common control with the Company.  Furthermore, CCA’s beneficial ownership in the Company’s common stock indirectly through GRS and the Canyon Entities is insufficient to establish control over the Company.  As noted above, the 2,515,600 shares owned by GRS and the Canyon Entities is not enough for control over the Company and therefore, CCA lacks control as well.  With respect to HIS Holdings, although CCA executed the original HIS Holdings Operating Agreement, it was merely intended to be a place holder for the Canyon Entities and later replaced by VRF, CVRF and CPI.  Moreover, as noted above, VRF, CVRF and CPI lack the ability to direct the voting of the Company’s shares held by HIS Holdings.  Consequently, CCA cannot influence the voting of the Company’s shares through HIS Holdings either.

Indeed, CCA’s lack of control is further reflected in its Schedule 13G filing, which has been filed annually since November 10, 1998.  Pursuant to Rule 13d-1(b) and (c) of Regulation 13D-G, the short-form Schedule 13G may be used only if the filing person has not acquired stock with a purpose of changing or influencing the control of the Company.  Here, CCA’s use of the short-form Schedule 13G since November 10, 1998 indicates that it acquired passive, indirect ownership in the Company stock solely for investment purposes and not with a view to change or influence Company control.  To be sure, within each Schedule 13G filed since November 10, 1998, CCA has attested that it is filing on behalf of the Canyon Entities as an investment advisor that manages their accounts and merely has the economic right to receive or direct the receipt of dividends from, or the proceeds from the sale of such securities.

Finally, like the Canyon Entities, the fact that CCA does not have representation on the Company’s board evidences CCA’s lack of control over the Company.  Without board representation, CCA cannot verify the statements it is being asked to attest to in the Company’s Schedule 13E-3 or subsequent amendments thereto.  Additionally, CCA’s signature on Amendment No. 1 to the Schedule 13E-3 filed on January 31, 2005 was mistaken, not made by CCA, and unauthorized as it had not participated in the filing and had no interest therein.  In light of the facts above, CCA cannot be deemed to be an affiliate of the Company and therefore,

4

should not be and should never have been a party to the Schedule 13E-3 filing or subsequent amendments thereto.

For the foregoing reasons, we respectfully request that CCA, GRS and the Canyon Entities not be required to be parties to the Schedule 13E-3 and subsequent amendments thereto.  Should you have any questions or comments, please do not hesitate to call me at (213) 896-6013.

Respectfully yours,

/s/ Gary J. Cohen

Gary J. Cohen
ETH:eth

cc:	Michael Hyatte, Esq.
Eric T. Han, Esq.

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